FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/5/2011

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium's 2010 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raúl Darderes

Name: Raúl Darderes

Title: Secretary to the Board of Directors

Dated: May 5, 2011

May 5, 2011

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders of TERNIUM S.A. (the “Company”), both to be held on Wednesday, June 1, 2011, at 29, avenue de la Porte-Neuve, L-2227, Luxembourg. The Annual General Meeting of Shareholders will begin promptly at 2:30 p.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

At the Annual General Meeting of Shareholders, you will hear a report on the Company’s business, financial condition and results of operations and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors. Subsequently, the Extraordinary General Meeting will resolve on the proposed amendments to the Company’s articles of association to adapt them to the abolishment of the law of July 31, 1929, and the consequent termination of the Company’s special status thereunder, and to change the date of the Annual General Meeting of Shareholders so that it be held on the first Wednesday of May of each year.

The Notice and Agenda for both meetings, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2010 annual report (which includes the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, and the Company’s annual accounts as at December 31, 2010, together with the board of directors’ and the independent auditors’ reports thereon), are available free of charge at the Company’s registered office in Luxembourg and on our website at http://www.ternium.com/en/investor/.  They may also be obtained upon request, by calling +352 26 68 31 52 or +1 800 555 2470.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at both meetings.  You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Yours sincerely,

Paolo Rocca

Chairman

                                   THE BANK OF NEW YORK MELLON

                                                                               101 Barclay Street

                                                                            New York, NY 10286

                Re: TERNIUM S.A.

To:          Registered Holders of American Depositary Receipts (“ADRs”)

                for ordinary shares, USD 1.00 par value each (the “Shares”), of

                Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders will be held on June 1, 2011. The Annual General Meeting of Shareholders will begin promptly at 2:30 p.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders of the Company will be held immediately after the adjournment of the Annual General Meeting of Shareholders. Both meetings will take place at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.  A copy of the Company’s Notice of Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders, which includes the agendas for such meetings, is available on the Company’s website at http://www.ternium.com/en/investor/.

The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2010 annual report (which includes the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008; and the Company’s annual accounts as at December 31, 2010, together with the Board of Directors’ and independent auditors’ reports thereon), are available on the Company’s website at http://www.ternium.com/en/investor/  and may also be obtained upon request at +352 26 68 31 52 or +1-800-555-2470 (the latter number is toll free if you call from the United States). They are also available free of charge at the Company’s registered office in Luxembourg.

Each holder of ADRs as of April 29, 2011 is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 26, 2011. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on May 26, 2011, then it shall endeavor, insofar as practicable, to vote or cause to be voted the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York City time, on May 26, 2011, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York City time, on May 26, 2011. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 29, 2011, until May 27, 2011. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON MAY 26, 2011.

                                                           THE BANK OF NEW YORK MELLON

                                                                     Depositary

May 5, 2011

New York, New York

TERNIUM S.A.

Société Anonyme

29, avenue de la Porte-Neuve

L-2227, Luxembourg

RCS Luxembourg B 98 668

_____________________

Notice of the Annual General Meeting of Shareholders to be held on June 1, 2011 at 2:30 p.m. (Luxembourg time) and of an Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders.

Notice is hereby given to shareholders of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on June 1, 2011, at 2:30 p.m. (Luxembourg time) and an Extraordinary General Meeting of Shareholders of the Company will be held immediately after the adjournment of the Annual General Meeting of Shareholders of the Company. Both meetings (the “Meetings”) will be held at 29, avenue de la Porte-Neuve, L-2227, Luxembourg. At the Annual General Meeting of Shareholders, shareholders will vote on the items listed below under the heading “Agenda for the Annual General Meeting of Shareholders.” At the Extraordinary General Meeting of Shareholders, shareholders will vote on the items listed below under the heading “Agenda for the Extraordinary General Meeting of Shareholders.”

Agenda for the Annual General Meeting of Shareholders

1.                   Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

2.                   Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2010.

3.                   Allocation of results and approval of dividend payment.

4.                   Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2010.

5.                   Election of the members of the Board of Directors.

6.                   Compensation of the members of the Board of Directors.

7.                   Appointment of the independent auditors for the fiscal year ending December 31, 2011 and approval of their fees.

8.                   Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

9.                   Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Agenda for the Extraordinary General Meeting of Shareholders

1.                   Adaptation of the Company’s Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the holding company status thereunder by:

(i)    the amendment of article 1 of the Company’s Articles of Association to read in its entirety as follows: “TERNIUM S.A. is a société anonyme governed by these Articles of Association and by the applicable laws and regulations of the Grand Duchy of Luxembourg”; and

(ii)   the amendment to article 2 of the Company’s Articles of Association by replacing its last paragraph with the following: “In general, the Company may carry out any permitted activities which it may deem appropriate or necessary for the accomplishment of its corporate object”.

2.                   Change of the date of the Annual General Meeting of Shareholders so that it be held on the first Wednesday of May of each year at 2:30 p.m., and consequential amendment to article 15 of the Company’s Articles of Association by replacing its first paragraph with the following: “The annual General Shareholders’ Meeting shall meet each year in the city of Luxembourg at the place indicated in the notices of meeting on the first Wednesday of May at 2:30 p.m. (Luxembourg time). If such day falls on a legal or banking holiday in Luxembourg, the General Shareholders’ Meeting shall be held on the first business day thereafter”.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented. The Extraordinary General Meeting of Shareholders may validly deliberate only when at least half of the share capital is present or represented. If the required quorum is not met at the Extraordinary General Meeting of Shareholders on the first call, a second call may be made by means of notices published twice, at fifteen (15) days interval and with the second notice being published not later than fifteen (15) days before the day of the meeting, in the Mémorial - Recueil des Sociétés et Associations (Luxembourg’s Official Gazette) and two newspapers in Luxembourg. Such notices shall in addition be made in accordance with the publicity requirements of the regulated markets where the shares, or other securities representing shares, are listed. On second call, the Extraordinary General Meeting of Shareholders may validly deliberate regardless of the number of shares present or represented. Either on first or second call, the Extraordinary General Meeting of Shareholders may validly adopt resolutions with a two-thirds majority of the votes of the shares present or represented.

Procedures for attending the Meetings

Any shareholder registered in the Company’s share register on May 27, 2011 (the “Record Date”), shall be admitted to the Meetings. Such shareholders may attend the Meetings in person or vote by proxy. To vote by proxy, such shareholders must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meetings in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meetings. Certificates must be filed with the Company not later than 4:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 4:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meetings by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 4:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote at, the Meetings, or a notarized and legalized copy thereof, must be presented at the Meetings.

Those shareholders who have sold their shares between the Record Date and the date of the Meetings must not attend or be represented at any of the Meetings. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of April 29, 2011, are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Eligible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 26, 2011. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions.

Copies of the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2010 annual report (which includes the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008; and the Company’s annual accounts as at December 31, 2010, together with the board of directors’ and the independent auditors’ reports thereon) are available on our website at http://www.ternium.com/en/investor/  and may also be obtained upon request, by calling +352 26 68 31 52 or +1 800 555 2470. These documents are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

Raúl H. Darderes

Secretary to the Board of Directors

May 5, 2011

Luxembourg

TERNIUM S.A.

Société Anonyme

29, avenue de la Porte-Neuve

L-2227, Luxembourg

RCS Luxembourg B 98 668

___________________

Shareholder meeting brochure and proxy statement

Annual General Meeting of Shareholders to be held on June 1, 2011 at 2:30 p.m. (Luxembourg time) and Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders (the “Meetings”) of the Company to be held on June 1, 2011, at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders (the “Notice”). The Annual General Meeting of Shareholders will begin promptly at 2:30 p.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

As of the date hereof, there are issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). A subsidiary of the Company currently holds 41,666,666 Shares.

Each Share entitles the holder thereof to one vote at General Meetings of Shareholders of the Company. However, voting rights on the 41,666,666 Shares held by the Company’s subsidiary shall be suspended for so long as such Shares are so held.

Any shareholder registered in the Company’s share register on May 27, 2011 (the “Record Date”), shall be admitted to the Meetings. Such shareholders may attend the Meetings in person or vote by proxy. To vote by proxy, such shareholders must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meetings in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meetings. Certificates must be filed with the Company not later than 4:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 4:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meetings by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 4:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote, at the Meetings, or a notarized and legalized copy thereof, must be presented at the Meetings.

Those shareholders who have sold their shares between the Record Date and the date of the Meetings must not attend or be represented at any of the Meetings. In case of breach of such prohibition, criminal sanctions may apply.

Each holder of ADRs as of April 29, 2011, is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 26, 2011. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on May 26, 2011, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York City time, on May 26, 2011, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York City time, on May 26, 2011. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 29, 2011 until May 27, 2011. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than that indicated above.

The Meetings will appoint a chairperson pro tempore to preside over the Meetings. The chairperson pro tempore will have broad authority to conduct the Meetings in an orderly and timely manner and to establish rules for shareholders who wish to address the Meetings; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association and Luxembourg law, resolutions at the Annual General Meeting of Shareholders will be passed by a simple majority of the votes cast, irrespective of the number of Shares present or represented. The Extraordinary General Meeting of Shareholders may validly deliberate only when at least half of the share capital is present or represented. If the required quorum is not met at the Extraordinary General Meeting of Shareholders on the first call, a second call may be made by means of notices published twice, at fifteen (15) days interval and with the second notice being published not later than fifteen (15) days before the day of the meeting, in the Mémorial - Recueil des Sociétés et Associations (Luxembourg’s Official Gazette) and two newspapers in Luxembourg. Such notices shall in addition be made in accordance with the publicity requirements of the regulated markets where the Shares, or other securities representing Shares, are listed. On second call, the Extraordinary General Meeting of Shareholders may validly deliberate regardless of the number of Shares present or represented. Either on first or second call, the Extraordinary General Meeting of Shareholders may validly adopt resolutions with a two-thirds majority of the votes of the Shares present or represented.

The Annual General Meeting of Shareholders is called to address and vote on the following agenda:

1. Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008

The Board of Directors of the Company (the “Board”) recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2010 annual report, a copy of which is available on Company’s website at http://www.ternium.com/en/investor/  and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (800) 555 2470. Copies of the Company’s 2010 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2. Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2010

The Board recommends a vote FOR approval of the Company’s annual accounts as at December 31, 2010, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2010 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/  and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (800) 555 2470 (the latter number is toll free if you call from the United States). Copies of the Company’s 2010 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3. Allocation of results and approval of dividend payment

The Board recommends a vote FOR approval of a dividend payable in U.S. dollars on June 9, 2011, in the amount of USD 0.075 per share issued and outstanding. Accordingly, if this dividend proposal is approved, the Company will make, or cause to be made, a dividend payment on June 9, 2011, in the amount of USD 0.075 per share issued and outstanding, or USD 0.75 per ADR issued and outstanding. The aggregate amount of USD 150,355,758.15 to be distributed as dividend on June 9, 2011, is to be paid as follows: USD 101,437,293.00 from the Company’s distributable reserve account and the remaining USD 48,918,465.15 from the Company’s retained earnings reserve. The profits of the year ended December 31, 2010, would be allocated to the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.

4. Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2010

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2010, all who were members of the Board during the year 2010, be discharged from any liability in connection with the management of the Company’s affairs during such year.

5. Election of the members of the Board of Directors

The Company’s Articles of Association provide for the annual election by the shareholders of a board of directors of not less than five and not more than fifteen members. Members of the Board have a term of office of one year, but may be reappointed.

Under the Company’s Articles of Association and applicable U.S. laws and regulations, the Company is required to have an Audit Committee comprised solely of directors who are independent.

The current Board consists of nine Directors. Three members of the Board (Messrs. Ubaldo Aguirre, Adrian Lajous and Pedro Pablo Kuczynski) qualify as independent members under the Company’s Articles of Association and applicable law and are members of the Audit Committee.

It is proposed that (i) the number of members of the Board be reduced from eleven to nine, and (ii) Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-elected as members of the Board.

Set forth below is summary biographical information of each of the candidates:

1) Mr. Ubaldo Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of AGM/R S.A. and Aguirre y Gonzalez S.A., both Argentine banking investment firms, and also serves as a member of the board of directors and member of the audit committee of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., and since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. (“Siderar”). Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 62, is an Argentine citizen.

2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin S.A. (“San Faustin”). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol S.A. (“Tecpetrol”). He is also a member of the board of directors of Tenaris S.A. (“Tenaris”), Siderca S.A.I.C. (“Siderca”) and Siderar. Mr. Bonatti, aged 61, is an Italian citizen.

3) Mr. Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris.  He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”), and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 60, is an Argentine citizen.

4) Mr. Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001.  He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York.  Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets.  He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980.  He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton.  Mr. Kuczynski, aged 72, is an U.S. and Peruvian national.

5) Mr. Adrian Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous, aged 67, is a Mexican citizen.

6) Mr. Bruno Marchettini. Mr. Marchettini has served on the Board since 2006. Mr. Marchettini is senior advisor in technological matters for the Techint group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin. Mr. Marchettini, aged 69, is an Italian citizen.

7) Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, president of the Humanitas Group, honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of the board of directors of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 63, is an Italian citizen.

8) Mr. Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris and chairman of the board of directors of Tamsa. In addition, he is a member of the board of directors and vice president of San Faustín and a director of Techint Financial Corporation N.V.  Mr. Rocca is vice-chairman of the World Steel Association and a member of the International Advisory Committee of NYSE Euronext (New York Stock Exchange). Mr. Rocca, aged 58, is an Italian citizen.

9) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. Mr. Novegil, aged 58, is an Argentine citizen.

Each elected director will hold office until the next Annual General Meeting of Shareholders. Should the proposed amendment to the Company’s articles of association be approved by the Extraordinary General Meeting of Shareholders to be held after the adjournment of the 2011 Annual General Meeting of Shareholders, the next Annual General Meeting of Shareholders would be held on May 2, 2012.

The Board met seven times during 2010. On January 12, 2006, the Board created an Audit Committee pursuant to Article 11 of the Articles of Association of the Company. As permitted under applicable laws and regulations, the Board does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

6. Compensation of the members of the Board of Directors

It is proposed that each member of the Board receive an amount of USD 80,000.00 as compensation for his services during the fiscal year 2011, and that the Chairman of the Board receive, further, an additional fee of USD 280,000.00. It is further proposed that each of the members of the Board who are members of the Audit Committee receive an additional fee of USD 50,000.00, and that the Chairman of such committee receive, further, an additional fee of USD 10,000.00.  In all cases, the proposed compensation would be net of any applicable Luxembourg social security charges.

7. Appointment of the independent auditors for the fiscal year ending December 31, 2011 and approval of their fees

Based on the recommendation from the Audit Committee, the Board recommends a vote FOR the appointment of PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises agréé (member firm of PricewaterhouseCoopers) as the Company’s independent auditors for the fiscal year ending December 31, 2011, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2011 accounts.

In addition, the Board recommends a vote FOR approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2011, broken-down into seven currencies (Argentine Pesos, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 6,796,783.00; COP 222,052,596.00; EUR 570,145.00; MXN 12,624,936.00; CHF 25,000.00; UYU 1,617,061.00 and USD 100,000.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors.

The Board also recommends a vote FOR the granting of an authorization to its Audit Committee for it to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8. Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

It is proposed that the Board be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

9. Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.

___________________________________

The Extraordinary General Meeting of Shareholders is called to address and vote on the following agenda:

1.   Adaptation of the Company’s Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the holding company status thereunder by:

(i)      the amendment of article 1 of the Company’s Articles of Association to read in its entirety as follows: “TERNIUM S.A. is a société anonyme governed by these Articles of Association and by the applicable laws and regulations of the Grand Duchy of Luxembourg”; and

(ii)           the amendment to article 2 of the Company’s Articles of Association by replacing its last paragraph with the following: “In general, the Company may carry out any permitted activities which it may deem appropriate or necessary for the accomplishment of its corporate object”.

Following the abolishment of the law of July 31, 1929, and the termination of Luxembourg’s 1929 holding company regime under which the Company was originally established, the Board recommends that the Company’s Articles of Association be amended to eliminate references in article 1 and article 2 thereof to the law of July 31, 1929. Accordingly, the Board recommends a vote FOR the adaptation of the Company’s Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the Company’s special status thereunder, by the amendment of the Company’s Articles of Association as set forth above.

2.   Change of the date of the Annual General Meeting of Shareholders so that it be held on the first Wednesday of May of each year at 2:30 p.m., and consequential amendment to article 15 of the Company’s Articles of Association by replacing its first paragraph with the following: “The annual General Shareholders’ Meeting shall meet each year in the city of Luxembourg at the place indicated in the notices of meeting on the first Wednesday of May at 2:30 p.m. (Luxembourg time). If such day falls on a legal or banking holiday in Luxembourg, the General Shareholders’ Meeting shall be held on the first business day thereafter”.

The Board recommends changing the date of the Annual General Meeting of Shareholders so that it is held on the first Wednesday of May of each year at 2:30 p.m., Luxembourg time. Accordingly, the Board recommends a vote FOR the amendment of article 15 of the Company’s Articles of Association as set forth above.

___________________________________

The Company expects that the Extraordinary General Meeting of Shareholders to be held after the adjournment of the 2011 Annual General Meeting of Shareholders will approve the proposed amendment to the Company’s Articles of Association to change the date of the Annual General Meeting of Shareholders. Accordingly, the Company anticipates that the next Annual General Meeting of Shareholders would be held on May 2, 2012. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (Luxembourg time) on February 3, 2012, in order for such proposal to be considered for inclusion on the agenda for the 2012 Annual General Meeting of Shareholders.

___________________________________

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the Annual General Meeting of Shareholders to respond to questions.

Raúl H. Darderes

Secretary to the Board of Directors

Ternium

2010 Annual Report

Ternium 2010 Annual Report Contents

Company Profile & Strategy

Operating and Financial Highlights

Chairman’s Letter

Management Report

Business Review

Corporate Governance

Board of Directors and Executive Officers

Investor Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Statements

Company Profile & Strategy

Ternium is a leading steel producer in Latin America.  We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, and hot-rolled and cold-rolled steel, as well as slit and cut-to-length offerings through our service centers.  We also produce long steel products, such as bars and wire rod.

Our customers range from large global companies to small businesses operating in the construction, home appliances, capital goods, container, food, energy and automotive industries.  We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium has a deeply ingrained industrial culture.  With an annual production capacity of approximately 10 million tons of finished steel products and approximately 15,900 employees, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers in Latin America that provide it with a strong position from which to serve its core markets.

Our favorable access to iron ore sources and proprietary mines, diversified steel production technology and proximity to local steel consuming markets enable us to reduce logistic costs, adapt to fluctuating input-cost conditions, and differentiate from our competitors by offering valuable services to our customer base.

We operate with a broad and long-term perspective, and we regularly work towards improving the quality of life of our employees, their families and the local communities where we operate.

Note:   Ternium S.A. is a Luxembourg company and its securities are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “we,” “our” or “Ternium.”

Operating and Financial Highlights

The financial and operational information contained in this annual report is based on the consolidated financial statements of Ternium S.A. (the “Company”), prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars and metric tons.

	2010	2009	2008	2007	2006
SALES VOLUME (thousand tons)

Flat products	6,771.7	5,305.2	6,325.5	5,718.9	4,693.3
Long products	1,282.9	1,055.6	1,217.2	1,261.2	1,234.6
Total flat and long products	8,054.6	6,360.8	7,542.7	6,980.1	5,927.8

FINANCIAL INDICATORS (USD million)

Net sales	7,382.0	4,959.0	8,464.9	5,633.4	4,484.9
Operating income	1,053.9	296.4	1,676.0	836.8	1,001.8
EBITDA (1)	1,437.2	708.5	2,089.6	1,192.1	1,253.2
Income before income tax expense	1,186.1	430.4	880.8	707.2	899.2
Discontinued operations (2)	-	428.0	157.1	579.9	444.5
Profit for the year attributable to:
Equity holders of the Company	622.1	717.4	715.4	784.5	795.4
Non-controlling interest	157.4	49.7	159.7	211.3	195.2
Profit for the year	779.5	767.1	875.2	995.8	990.6

Free cash flow (3)	456.7	953.2	(70.4)	592.1	439.1
Capital expenditures	350.1	208.6	587.9	344.3	314.9

BALANCE SHEET (USD million)

Total assets	11,112.3	10,292.7	10,671.2	13,649.1	8,658.3
Total financial debt	1,939.7	2,326.7	3,267.3	4,082.3	1,053.8
Net (cash) debt financial position	(688.2)	184.1	2,111.8	2,891.1	410.6
Total liabilities	4,096.2	4,031.4	5,109.8	7,391.2	3,274.6
Capital and reserves attributable to the Company's equity holders	5,880.7	5,296.3	4,597.4	4,452.7	3,757.6
Non-controlling interest	1,135.4	964.9	964.1	1,805.2	1,626.1

STOCK DATA (USD per share / ADS (4))

Basic earnings per share	0.31	0.36	0.36	0.39	0.41
Basic earnings per ADS	3.10	3.58	3.57	3.91	4.11
Proposed dividend per ADS	0.75	0.50	-	0.50	0.50

Weighted average number of shares outstanding (5)	2,004,743.4	2,004,743.4	2,004,743.4	2,004,743.4	1,936,833.1
(thousand shares)

(1)        EBITDA is calculated as operating income plus depreciation and amortization, and impairment charges.

(2)        Discontinued Operations include the results of Sidor (a Venezuelan subsidiary nationalized in April 2009) through the second quarter of 2009 and of non-core US assets in the second half of 2007 and first quarter of 2008.

(3)        Free cash flow is calculated as net cash provided by operating activities, less capital expenditures.

(4)        Each ADS represents 10 shares.

(5)        Shares outstanding were 2,004,743,442 as of December 31 of each year.

Chairman’s Letter

Ternium recovered strongly in 2010 from the global financial and economic crisis that affected our industry in 2009. Shipments rose 27% to a record level of 8.1 million tons and EBITDA rose to USD1.4 billion on sales of USD7.4 billion, with EBITDA per ton rising 60% to a more sustainable level of USD178. With its focus in the Americas and a net cash position, Ternium is well positioned to take advantage of markets that are growing strongly today and have solid long-term growth prospects.

With the recovery of industrial production throughout the Americas and healthy growth in the construction sector in South America, our markets grew strongly during 2010. The recovery in the automotive sectors of Mexico and Argentina, both of which grew in excess of 30% year on year, has been particularly impressive. Throughout the Americas, the value of competitive and integrated regional supply chains is increasingly recognized and this will be a major factor driving growth in our markets in the coming years.

In 2010, we moved forward with our plans for regional expansion, increasing the value added in our products and competitive differentiation. In Mexico, we began construction of new cold rolling and hot dip galvanizing facilities near Monterrey, which will begin producing high-quality galvanized and galvannealed steel sheets for Mexico’s automotive industry in 2013. To construct and operate the galvanizing facility, which will have an annual capacity of 400,000 tons, we have formed a joint venture company with Nippon Steel, who will provide proprietary technology. At the same time, we are investing in setting up new warehouses and service and distribution centers in strategic locations throughout Mexico to improve our service to the retail sector.

In Colombia, we acquired a 54% interest in Ferrasa, a steel processing and distribution concern with steelmaking capacity for long products and are moving quickly to integrate its operations, increasing capacity and productivity. Colombia today is our third largest single country market and demand for flat and long products is growing strongly. Here and in Central America we are focused on strengthening the value chain and consequently our competitive position.

In Argentina, we completed the relining of our second blast furnace and were able to operate at close to full capacity. Our expansion plans are focused on the growing automotive and construction markets, for which we are planning to revamp the cold rolling mill and install a new galvanizing line.

Our support for small and medium enterprises, both suppliers and customers, in our main markets remains an integral part of our strategy to develop sustainable growth. The program is now in its ninth year and now encompasses more that 600 companies. By improving the competitiveness of these entities through the transferring of managerial and technical skills, we help to strengthen the industrial value chain in our markets and, accordingly, sustain and increase demand for our products.  Recently, the program gained recognition from the Mexican government for its commitment to the development of Mexican enterprises and contribution to the country’s economic growth.

Our safety indicators continue to improve, but we remain short of our objective to create a working environment where accidents do not happen. This can only be done by a relentless focus on safety in all our work processes and the active participation and awareness of all employees. This year, we renewed our safety policy and adopted a comprehensive medium-term safety program, which includes traditional and innovative tools inspired by steel industry best practices, as part of our commitment to continuously improving our safety performance.

We also renewed our environment policy this year, reinforcing our commitment to meeting the highest standards in environmental management and efficient use of energy and natural resources and to a continuous improvement in our performance. At the same time, we remain active participants in World Steel Association programs on climate change issues as we believe that this is a critical issue which should be addressed by the whole steel industry with full transparency and accountability. Our efforts to reduce and capture emissions at our Guerrero steel shop in Monterrey were recognized this year by the Mexican government.

Usiminas, after accompanying us for the past seventeen years in the growth and development of Ternium, decided to divest its participation to concentrate on other growth opportunities. In a transaction that was concluded in February 2011, the divested shares were acquired partly by Techint, partly by Ternium and the remainder were placed in the market. As a result, Ternium free float has increased to 24%. I would like to thank Usiminas for the continuous support they have given us over the years.

Despite the improvement in operating results, earnings per ADS declined 13% to USD3.10 in 2010 compared to the previous year, as there were no contributions from discontinued operations. However, in consideration of Ternium’s strong financial position and the recovery in market conditions, we propose to increase the annual dividend to USD0.75 per ADS for this year. If approved by shareholders, this would be distributed in June.

In 2010, Ternium responded rapidly to the recovery in its main markets, positioning the company for further growth. I would like to congratulate our employees for their efforts in another demanding year. I would also like to welcome our new colleagues from Ferrasa and to thank our customers, suppliers and shareholders for their continued support and confidence in our company.

Paolo Rocca

Chairman

Business Review

In 2010, business conditions in Ternium’s steel markets improved significantly from the challenging conditions experienced in 2009. As Latin American economies recovered during the year, so did sales of capital goods and consumer durables, and construction activity in South America, while construction activity remained subdued in Mexico. All in all, our core markets saw a significant expansion in steel consumption in 2010.

The increase in apparent steel demand in Ternium’s markets allowed us to achieve, by year-end, utilization rates similar to those prevailing before the global economic downturn. We operated our crude steel production facilities at relatively high utilization rates in 2010, and we also increased utilization rates at our re-rolling facilities in Mexico.

During 2010, Ternium began work for the construction of a new facility in the vicinity of Monterrey City, Mexico, which will include a cold-rolling mill and a hot-dip galvanizing plant, the latter under a joint development with Nippon Steel.  This new facility is expected to serve the demanding requirements of the automotive industry in Mexico and to achieve further integration at Ternium’s steel processing facilities in the southern United States and Guatemala. In addition, in 2010 Ternium expanded its business and commercial presence in Colombia through the acquisition of a 54% ownership interest in Colombia-based Ferrasa, a flat steel processor and long steel producer with annual sales of approximately 300,000 tons. Colombia has experienced significant growth recently and is presently the fourth largest steel consuming market in Latin America.

The improved market conditions in 2010 allowed Ternium to increase its shipments by 27% year-over-year to 8.1 million tons, and to increase EBITDA by 103% year-over-year to USD1.4 billion. For the current year, we expect the NAFTA region to accelerate its growth rate, with higher industrial activity in Mexico driving local demand for steel products.  We also anticipate that South America’s economies will continue to grow during the year.

North America Region

During 2010, Ternium was the leading supplier of flat steel products in Mexico and was also active in the southern United States.

Ternium’s shipments in the North America Region were higher in 2010 than in the previous year. Steel demand in the region grew at the beginning of 2010 and remained relatively flat for the rest of the year. Steel prices in North America increased during the first half of 2010, gradually declined during most of the second half of the year as steel demand was not strong enough to digest capacity restarts and additions mainly in the United States, and rebounded by year-end supported by an increase in apparent steel demand.

The economies in the North America Region expanded gradually during 2010. GDP in Mexico grew 5.3% in the year, following a strong downturn in 2009, while the US economy grew 2.9% in 2010 after falling 2.6% in 2009.

GDP performance - Mexico[1] Growth(% year/ year)	GDP performance - United States[1] Growth(% year/ year)

Apparent steel use in Mexico increased 13% year-over-year in 2010 to approximately 16.1 million tons. In the entire North America Region it increased 33%, as steel consumption rates in the United States and Canada showed strong recoveries following steep drops in 2009. Mexican export-oriented industries were particularly favored by the recovery of economic activity in the United States.  In contrast, the construction sector in Mexico remained subdued during most of 2010 and only showed evidence of improvement by year-end.

Apparent steel use – Mexico[1] All products (million tons)	Apparent steel use - United States[1] All products (million tons)

Construction activity in Mexico decreased an estimated 0.7% year-over-year in 2010, while activity in the automotive sector increased an estimated 39.0% year-over-year, recovering from the decrease in 2009.  Mexico’s growth in motor vehicle production reflected the recovery of the Mexican auto market and the strength of auto exports to the United States.

Construction – Mexico[1] Growth(% year/ year)	Motor vehicles - Mexico[1] Growth(% year/ year)

During 2010 Ternium continued running its integrated steel making facilities in the region at close to full capacity and, as steel markets recovered, increased utilization rates at its re-rolling facilities.  Overall, by year-end Ternium’s Mexican facilities achieved utilization rates that were similar to those achieved before the global economic downturn. Ternium continued maximizing the use of direct reduced iron (DRI) over steel scrap in the metallic mix of its steel shops in Mexico, benefiting from relatively low natural gas prices in North America.

Ternium continued with its efforts to increase market share in Mexico’s industrial steel market by developing new products and customers and leveraging its extended network of service centers to serve one of 2010’s most dynamic sectors, which also records a relatively high participation of imports.  New products included those developed for leading customers in the automotive sector’s car assembling, wheel and hydro-formed tubes manufacturers.

1  Source: World Steel Association

By year end, Ternium began works for the construction of a new facility in the vicinity of Monterrey City in Mexico, which will include a cold-rolling mill and a hot-dip galvanizing plant expected to have an annual production capacity of one million metric tons and 400,000 metric tons, respectively. With these investments, Ternium expects to serve the demanding requirements of the automotive industry in Mexico for hot-dip galvanized and galvannealed steel sheets and to expand the supply of cold rolled coils to the market and to its galvanizing facilities in the southern United States and Guatemala. In addition, the supply of hot-rolled coils to the new cold-rolling mill should enable Ternium to increase utilization rates at its hot strip mills. The galvanizing plant is being developed by Tenigal S.R.L. de C.V., a joint venture company owned 51% by Ternium and 49% by Nippon Steel. Ternium expects that the galvanizing plant will require a total investment of approximately USD350 million, while the cold-rolling mill will involve an investment of approximately USD700 million. The facility is expected to commence production in 2013.

Ternium’s capital expenditures in the region amounted to USD161 million in 2010. In addition to maintenance capital expenditures, during the year the company upgraded its cold-strip mill and invested in the development of mining activities in Mexico, among other projects.

In 2010, Ternium made progress in its plan of strengthening its distribution network in Mexico, which is aimed at increasing market share in the retail steel market segment in the country through the reinforcement and expansion of its service center and distribution infrastructure, as well as through the development of agreements with regional distributors. As part of this plan, Ternium purchased an industrial building in Mexico’s central area to develop a new warehouse and service center, and expects to complete construction of a new warehouse in Guadalajara in the first half of 2011.

In 2011, Ternium expects the NAFTA region to accelerate its growth rate.  Apparent steel use is expected to grow 6.6% in Mexico in the period, with higher industrial activity driving local demand for steel products.  In addition, the company expects to increase capital expenditures in the region mainly due to the development of the abovementioned new cold-rolling and hot-dip galvanizing facility.

South and Central America Region

During 2010, Ternium was the leading supplier of flat steel products in Argentina, Paraguay Uruguay, Bolivia and Central America, and kept a significant commercial presence in Chile.  In addition, Ternium increased its presence in Colombia with the acquisition of Ferrasa and continued serving customers mainly in Peru and Ecuador.

Ternium’s shipments in the South and Central America Region grew in 2010, as demand for steel products recovered throughout the year. The economic activity in the region expanded during 2010, supported by strong commodity prices, recovering from subdued economic activity in 2009.

GDP performance – Latin America2

Growth(% year/ year)

Finished steel apparent demand in our main markets in the region recovered strongly in 2010, reaching levels seen before the global economic downturn. Apparent steel use in South and Central America increased an estimated 36.4% year-over-year in 2010.  Construction activity returned to solid growth rates and the automotive sector, which was among the most affected sectors in 2009, significantly expanded in 2010.

Apparent steel use – South and Central America2

All products (million tons)

In Argentina, GDP increased an estimated 9.4% year-over-year in 2010, reflecting a rise in consumption and capital investment. Apparent steel demand increased 43.5% to about 4.6 million tons in the period, reflecting the recovery of that country’s economy.  Construction activity increased an estimated 7.2% year-over-year in 2010, and activity in the automotive sector increased an estimated 39.8% year-over-year.  Growth in motor vehicle production benefited from a stronger domestic auto market and higher exports, mainly to Brazil.

Construction – Argentina[2] Growth(% year/ year)	Motor vehicles – Argentina[2] Growth(% year/ year)

Finished steel apparent demand also increased in Bolivia, Chile, Paraguay and Uruguay.  Although the economies of these countries expanded in 2010, with GDP growth rates of between 4.2% and 15.3% year-over-year, higher demand in Argentina in 2010 constrained our supplying capabilities to some of these markets.

Apparent steel demand in Colombia, Peru and Ecuador was also strong.  The economies of these countries expanded in 2010, recording GDP growth rates of between 3.2% and 8.8% year-over-year.  During 2010, Ternium increased its business and commercial presence in Colombia through the acquisition of a 54% ownership interest in Colombia-based Ferrasa.  Ferrasa has a 100% ownership interest in Sidecaldas, Figuraciones and Perfilamos del Cauca.  These companies have combined annual sales of approximately 300,000 tons, including a long steel making and rolling facility with annual production capacity of approximately 140,000 tons. Ternium concurrently acquired a 54% ownership interest in Ferrasa Panamá, a long steel products processor and distributor based in Panama.

2  Source:  World Steel Association

As the steel markets recovered throughout the year, in July 2010 Ternium raised the level of activity at the steel shop in Argentina to full capacity with the fire-up of a second blast furnace.  Overall, Ternium’s subsidiary Siderar kept its facilities working at relatively high utilization rates during 2010.

Ternium’s capital expenditures in the region amounted to USD189 million in 2010. During the year Ternium’s subsidiary Siderar carried out several projects, including the relining of a blast furnace, progress in the capacity increase of the hot-strip mill, progress in repairs and enhancements at its coking facilities, the construction of a river port for barges, and the expansion of two service centers.

Siderar was recognized with the 2010 edition of the Argentine government’s national quality prize, granted to companies excelling in fields such as leadership, management systems, quality performance, operating performance, customer service, technology, productivity, community relations and environment care.

This year South America’s economies are expected to show strong growth. Apparent steel use in the region is expected to increase approximately 6.6% year-over-year. In addition we expect to continue growing our presence in Colombia with the full integration of Ferrasa.

Iron Ore Mining

Ternium’s mining activities are aimed at securing the supply of iron ore for our facilities in Mexico for at least a 20-year operating period. Surplus production of iron ore is commercialized to partially hedge the iron ore procurement requirements of Ternium’s facilities in Argentina.

The extraction, processing and production of iron ore is organized under two operating companies: Las Encinas, which is wholly owned by Ternium; and Peña Colorada, which is 50% owned by Ternium and 50% by ArcelorMittal.  As of year-end 2010, the mining activities had a combined annual production capacity of 5.9 million tons of pellets and 0.4 million tons of concentrate surplus.

Las Encinas

The Las Encinas mining facilities include a pelletizing plant located in the community of Alzada, in Mexico’s state of Colima, which has a production capacity of 1.9 million tons per year.  As of year-end 2010, Las Encinas had two active iron ore mines in Mexico: Aquila, located in Michoacán, and El Encino, located in Jalisco. During 2010 the company launched a project to revamp its grinding facilities.  The works are expected to be completed during the current year.

During 2010, Ternium continued its exploration activities in its concessions in Jalisco, in an area close to Las Encinas’ current facilities. As these activities were successful, the company is currently evaluating the development of the site and the expansion of the processing facilities.

Peña Colorada

The Peña Colorada mining facilities include a two-line pelletizing plant in the Manzanillo port in Colima, with an annual production capacity of 4.0 million tons of pellets and 0.4 million tons of concentrate surplus.  Of these totals, ArcelorMittal and Ternium are each entitled to receive 50% of production.  The pelletizing plant is fed from a mine in the Minatitlán municipality, located in Colima. Peña Colorada continued its exploration activities in 2010 at the existing mine’s nearby areas and succeeded at increasing its iron ore resources.

In 2011, we intend to continue running Las Encinas and Peña Colorada mining facilities at full capacity, as they represent a low-cost raw material option for the production of steel.  We plan to continue pursuing the expansion of our iron ore resources through exploration activities, mainly in the Jalisco and Colima areas.

Support Program for Small- and Medium-Sized Enterprises

Ternium sponsors, as it has done for many years, a small- and medium-sized enterprise (SME) support program called “ProPymes.”  Created by the Techint group in 2002, the program is focused on helping SMEs in the steel industry’s value chain to grow.  The program’s ultimate goal is to enhance SMEs’ competitiveness and to stimulate investments in the steel industry’s value chain.  To achieve this, ProPymes provides a diversity of services including training, business advisory, institutional assistance, commercial support and financial aid.  In 2010, ProPymes assisted approximately 640 SMEs in Mexico and Argentina.

Ternium supervises the execution of the ProPymes programs through two departments operating under local management supervision in Mexico and in Argentina.

Mexico

Approximately 150 Mexican SMEs, including customers and suppliers, participate in ProPymes.  While suppliers are selected according to their ability to competitively increase domestic value content to their products, customers are selected according to their ability to add value to the steel products and to their potential to increase exports or substitute imports.

In 2010, ProPymes strengthened the institutional network necessary for developing SMEs, increasing contact with the national government, educational bodies, industrial chambers and local economic development secretariats where Ternium’s operations are carried out.  The program continued focusing on management training and industrial assistance, including the technological upgrading of facilities under the cooperation of and support from the Mexican SMEs program and ProPymes.  Furthermore, ProPymes continued promoting business conventions in selected cities in Mexico in coordination with local industrial chambers in order to identify and promote new companies that are apt for being developed as steel industry suppliers.

Ternium’s efforts through ProPymes have been recognized by the secretariat of economy of Mexico, in relation to its cooperation with the under secretariat of SMEs, as an outstanding socially responsible sponsoring company committed to the development of Mexican small and mid-sized businesses and contributing to the country’s overall economic growth.

In 2011, ProPymes’ activities in Mexico are expected to continue focusing on programs aimed at strengthening SMEs’ competitiveness and ultimately helping them increase their capacity utilization rates.  In addition, ProPymes plans to support projects aimed at sustainable growth and environmental management in collaboration with the Mexican government and educational bodies.

Argentina

Approximately 490 Argentine SMEs, including customers and suppliers, participate in ProPymes.  These companies were selected to take part in the program based upon their management skills, their exporting profile and their growth potential, among other attributes.  In 2010, the program focused on business advisory, financial aid and training.  The program’s consulting area, one of ProPymes’ pillars, continued its assistance related to, among other activities, plant lay-out, production planning, quality assurance and ISO 9000 and ISO 14000 certifications.  In addition, in response to the increasing demand for specialized services, the program launched consultancy services in supply audits and, for the first time beyond the industrial field, in human resources and information technology.

The program’s financial assistance to SMEs in Argentina continued in 2010 and was aimed at supporting capital expenditure plans favoring improvements in productivity, increases in production capacity and updates in technology.

With the addition of special workshops in response to increasingly demanding requirements in Argentina, training activities are gradually growing in complexity.  ProPymes’ training programs, comprised of SMEs employees in every category, reached a record level of attendees in 2010.

In 2011, ProPymes in Argentina intends to intensify tailored training programs to address the specific requirements of local SMEs.  In addition, the program intends to strengthen its business advisory services in connection with human resources and information technology.

Product Research & Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities.  Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through the participation in international consortia.  Ternium also develops new products and processes in cooperation with its industrial customers.

In 2010, Ternium’s product research and development activities focused on increasing the industrial integration of its newly acquired facilities in Colombia and on the development of products aimed at increasing market share and adding value to our products.  Ternium continued carrying out its medium-term product research and development plan, encompassing foreseen product requirements and associated new equipment, which it considers a key input for the design of Ternium’s capital expenditure projects and differentiating strategies.

Integration of Processes

In 2010, Ternium continued the development of processing routes aimed at integrating and increasing utilization rates at its production units and, ultimately, at replacing steel products procured from third parties with products manufactured in-house and developing new markets.  For example, hot-rolled, cold-rolled and coated coils manufactured in our production units in Mexico were further processed in our recently acquired facilities in Colombia, targeting the Andean steel market for structural products, pressure vessels, white goods and enameled products. In addition, billets manufactured in our production units in Mexico were further processed in our hot-rolling mill in Colombia to supply the local construction steel market.

Construction Products

During 2010, Ternium developed new products for certain construction steel markets in Central America, including various types of reinforcing bars and billets.  In addition, the company developed large diameter bars for the Andean market for use in mountain road infrastructure development.

Ternium expanded the product range of pre-engineered metal buildings through the development of manufacturing processes of heavy structures used in large industrial buildings.  In addition, the company developed structural high-toughness hot-rolled steel for use in a mining project in Argentina.

During the year the company developed new panels in compliance with the Montreal Protocol regulations and is now able, ahead of its schedules, to manufacture panels without using foaming agents that could potentially damage the ozone layer.

Industrial Products

In 2010 we continued certifying our products with existing customers in the automotive industry in Mexico and Argentina, related to newly defined standards and new car models to be produced in these countries.  In this regard, the company gained market share upon receiving customer approval of our electro-galvanized products for exposed surface and hot-rolled and cold-rolled low-carbon drawing grade steels. We also received customer approval for hot-rolled pickled and oiled structural grades for use in the wheel and hydro-formed tubes market segments.

Other products we developed in 2010 included novel silicon-killed wire rod steel grades with enhanced toughness for the manufacturing of high resistance springs used in light and heavy vehicles, hot-rolled grades for welded pipes applied in boilers and heat exchangers, painted galvanized steel sheets for air conditioners, and high strength painted cold-rolled steel for lighting fixtures.

Applied Research

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers.  Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

With the aim at further developing our metallurgical knowledge and its applications, we continued participating in various medium-term projects, including those relating to high-quality low-inclusion steel in association with Mexican Cinvestav; applications for the automotive industry through consortiums associated with Canadian McMaster University and the International Zinc Association, as well as in direct association with US Pittsburgh University and the Argentine Steel Institute; applications for buildings through a consortia associated with the French Corrosion Institute; and applications for the canning industry through a consortia associated with the International Tin Research Institute.

Prospective Developments

In 2011, Ternium plans to expand its product range for the automotive, pressure vessels, heavy machinery and agricultural sectors through the development of high-strength steel grades, mainly to increase market share and the value added to our products.  In addition, the company expects to complete an ongoing project aimed at manufacturing high-quality low-inclusion bars for the oil and gas industry, a new product family for seamless pipe manufacturing, and expects to explore product development opportunities for application in oil and gas wells aimed at participating in the high-end coiled tubing market.

In addition, Ternium expects to implement an IT system in Mexico fully integrating product and processing route specifications among its plants.  This effort should enable significant optimization in our processes and products, including increasing opportunities for productivity enhancement, cost reduction and inventory optimization.

In applied research, Ternium intends to continue developing ongoing projects with focus on several developments for the automobile and electric motor sectors, and plans to launch projects aimed at developing continuous casting processes for ultra-low carbon steel grades for application in the automobile sector.  These developments should allow it to assess future technology requirements as well as to incorporate, within its product range, a new family of high-end finished steel products.

Human Resources & Communities

The improved business conditions in Ternium’s steel markets during 2010 allowed us to resume our medium-term personnel recruitment plans during that period.  In addition, the acquisition of a controlling interest in Ferrasa on August 25, 2010 required introducing Ferrasa’s employees to Ternium’s human resources management directives, including payroll unification, medium-term personnel recruitment plans, management procedures and code of conduct.  The number of Ternium’s employees increased to approximately 16,000 at year-end 2010, or 2,000 more employees than at year-end 2009, mainly as a result of the Ferrasa acquisition and higher activity levels.

Ternium’s training and recruiting activities during the year were mostly based on our ongoing program for recent graduates, a program that has already contributed a majority of our current management positions.  Ternium’s training programs are intended to create a unique managerial profile that combines the ability to integrate into a regional culture with a global approach to business.  As part of the recently launched medium-term safety program, in 2010 the training program incorporated a one-to-two month assignment to our safety department for graduates completing their initial training activities.

In addition, Ternium continued carrying out several customized courses focused on leadership, performance and technical knowledge, targeted at management, staff and operating employees.  These courses are designed to train employees in the latest concepts and tools in their relevant fields, and to encourage them to achieve the highest possible levels of productivity and operating efficiency.

We also continued strengthening our financial support and contribution to key joint industry and university programs.  Current initiatives include the funding of scholarship and fellowship grants and the endowed Chair sponsoring at targeted universities.  Throughout the year we hosted various courses for graduate and undergraduate students and fostered conferences on technical subjects.

To complete efforts towards the excellence in its human resources, Ternium combined professional and technical training and development programs with initiatives aimed at ensuring the quality of life of its employees, in and out of the workplace.  These efforts included sports and fitness fostering programs, clinical examination and disease prevention campaigns, scholarship and leisure programs for employees’ children, loan programs for home improvement and special situations, and special programs designed for employees willing to complete basic education.

Community Relations

During 2010, with a view towards consolidating long-term sustainable relationships in the communities where we operate, Ternium continued supporting a select number of high-impact programs adapted to the social and economic realities of the mining and industrial areas where we operate.

In the mining areas in Mexico, we continued financing educational infrastructure and initiatives aimed to children and adults and supporting training programs for teachers and school managers.  Additionally, we continued supporting skill academies and fostering agricultural activities in order to promote the labor insertion of underprivileged community members.  Among its healthcare initiatives, in 2010 the company concluded the Ternium Hospital’s third construction stage.  The facility now offers general and dental health treatment, including medicine prescription services.  Ternium also continued fostering activities at local communities through its sport facilities.

Ternium designed, in coordination with the Mexican national board of technical education, a technical module for the schools’ syllabus aimed at enhancing skills required in the steel industry among young technicians.  In addition, the company financed infrastructure projects of educational facilities in the Monterrey area and fostered sports and cultural activities among its employees, their families and the broader community.

In Argentina, Ternium’s subsidiary Siderar continued supporting programs aimed at improving public schools located in marginal areas in the country.  In addition, the company continued its program intended to reduce student drop-out rates within the communities that are located near its facilities and granted scholarships for students at risk of dropping out.

In the Ramallo and Ensenada industrial areas in Argentina, Siderar maintained its support of a program initiated in 2006 aimed at strengthening specific technical schools.  This endeavor, which includes five technical schools near the facilities, focuses on the enhancement of these institutions’ technical education to match the increasingly demanding requirements of the industrial labor market.  Under this program, during 2010 Siderar continued providing scholarships at its workshops as well as training in associated centers and schools.

Also, in the Ramallo industrial area, the company committed its support for the remodeling and expansion works at a medical care unit devoted mainly to the assistance of rural population in the area.  Siderar also granted scholarships for high performance students and fostered sports and cultural activities for children, as well as among its employees, their families and the broader communities.

Environment, Health & Safety

During 2010, Ternium continued improving its environment, health and safety policies, reaffirming environmental protection and individual’s health and safety as a paramount value, holding its personnel responsible for the observance of this value and encouraging the promotion and sharing of these policies with the company’s value chain and with the communities where it operates.  Ternium’s environment, health and safety policies abide by the World Steel Association’s policy statement and its principles for excellence in safety and occupational health, the Occupational Health and Safety Administration’s (OHSA) 18000 and ISO 14000 environmental management international standard directives.

In 2010, we continued participating in the World Steel Association forums.  These forums, which are focused on sustainable development, environment, safety and occupational health, are in the process of developing consistent measurements, statistics and databases of selected variables aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set improvement plans for its processes. These forums include the Climate Change Policy, Life Cycle Assessment, CO2 Data Collection Program, Water Management, Sustainability Reporting, and Safety and Occupational Health Committee groups and their working subgroups.

Ternium’s commitment toward environmental programs has once again been recognized by the World Steel Association and by GEI Mexico, a public-private nonprofit organization, for our participation in their respective greenhouse gas emission reporting programs.  As of year-end 2010, all of our steelmaking and steel processing facilities in Mexico were registered with the Mexican Government’s National Environmental Voluntary Program.  Under this program, two of our certified facilities were nominated within the outstanding Mexican facilities for their environmental performance.  In Argentina, Ternium revalidated the ISO 14001 certificates for its local facilities as well as its clean industry certificates for selected operations.

Health and safety programs results have been encouraging.  In 2010, Ternium’s average injuries frequency rate3 (IFR) and lost-time injuries frequency rate4 (LTIFR) continued improving, reaching new lows of 4.0 and 2.2, respectively.  These measurements cover all of Ternium’s facilities and both our personnel and the personnel of third-party contractors operating in our facilities.

3   Injuries frequency rate refers to total quantity of injuries per million of hours worked.

4   Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

In 2010, Ternium took steps to improve its medium-term safety program, including some innovative techniques.  Under the program, the company standardized safety practices across the production units, trained managers in the newly adopted best-in-industry management safety tools, and reassessed contractor obligations towards pre-defined safety programs.  Inspired by the steel industry’s best safety practices, the program includes training programs, information campaigns, progressive enhancement teams and “safety hour” events, requiring managers to tour the facilities according to a predefined schedule, in order to detect unsafe conditions or practices and listen to personnel’s comments and suggestions.

Likewise, the company took steps to improve its medium-term environmental program.  The new program, also inspired by the steel industry’s best practices, introduces environmental accountability of managers and includes personnel training as well as information campaigns.

Emissions Control

During 2010, we launched a project to enhance the dust collection and handling system at one steel shop in Mexico.  The project is expected to be completed in 2011.  In Argentina, we launched a project to reduce defuse emissions encompassing all three basic oxygen furnaces at our steel shop in that country.  With two basic oxygen furnaces already enclosed during 2010, the project is expected to be concluded during 2011.  In Colombia, we concluded infrastructure works to minimize the generation of waste water and we expect to start the development of a dust emission control project at Ferrasa’s steel shop in 2011. These activities are encompassed in an ongoing program that monitors and reviews the facilities, aimed at maximizing the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and waste water.

Greenhouse Gas Emissions

The accompanying graph shows Ternium’s estimated emission of carbon dioxide (CO2) per ton of liquid steel produced, as reported to the World Steel Association.  We support the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products.  According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 3% to 4% of total world GHG emissions.

Carbon Dioxide Emission

(ton/ton of liquid steel)

Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum.  In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.  Our Guerrero steel production unit in Mexico has been recognized by the state government for its high GHG capture levels.

Other Initiatives

In Mexico, the company implemented a flora and fauna rescue plan in preparation for the construction of a new plant.  The works were carried out in collaboration with a local university and specialists, and in compliance with the resolutions issued by Mexican environmental authorities.

Corporate Governance

Shares

The Company has a single class of shares, each having a nominal value of USD1.00 per share and equal economic and voting rights, including the right to vote at its general shareholders’ meetings.  Our articles of association provide that our annual ordinary general shareholders meetings must take place in Luxembourg on the first Wednesday of every June at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected.  No attendance quorum is required at annual ordinary general shareholders meetings and resolutions are adopted by a simple majority vote of the shares present or represented at the meeting.  There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

The Company has an authorized share capital of USD3.5 billion, of which USD2,004,743,442 was issued and outstanding as of December 31, 2010.  The Company’s articles of association currently authorize the board of directors, for a period that ends on July 14, 2015, to issue shares within the limits of its authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine.  Accordingly, until July 14, 2015, shares may be issued up to the authorized share capital limit of USD3.5 billion by a decision of the board of directors.  The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.  However, with the exception of certain cases set out in the articles of association, any issuance of shares for cash within the limits of the authorized share capital shall be, as long as the Company’s shares are listed on a regulated market, subject to the pre-emptive subscription rights of the then-existing shareholders.

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. The ordinary general shareholders’ meeting held on June 2, 2010 authorized the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by American Depositary Shares, or ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the maximum number of shares, including shares represented by ADSs, acquired pursuant to the authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in the ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are purchased. In the case of purchases of Shares other than in the form of ADSs, the maximum and minimum per Share purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase.

As of the date of this report, Ternium held 41,666,666 Ternium shares.  Those shares were purchased from Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) on February 15, 2011, concurrently with the closing of an underwritten public offering by Usiminas of Ternium ADSs.

American Depositary Shares (ADSs)

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated as of January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs.

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen.  The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year.  A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented.  In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders meeting. The general shareholders meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.  The Company’s current board of directors is composed of nine directors, three of whom are independent directors.

Audit Committee

The board of directors has an audit committee consisting of three independent directors.  The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.  Under the Company’s articles of association and the audit committee charter, the audit committee:

  assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

  is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;

  reviews material transactions between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

  performs such other duties imposed to it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors.  Auditors are appointed by the general shareholders meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders meeting at any time, with or without cause.  As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2010, at the ordinary general shareholders’ meeting held on June 2, 2010.

Board of Directors and Executive Officers

Board of Directors

Chairman

Paolo Rocca

Ubaldo Aguirre (*)

Roberto Bonatti

Carlos Condorelli

Pedro Pablo Kuczynski (*)

Adrián Lajous (*)

Bruno Marchettini

Daniel Novegil

Gianfelice Rocca

Secretary

Raúl Darderes

(*) Audit Committee Members

Senior Management

Chief Executive Officer

Daniel Novegil

Chief Financial Officer

Pablo Brizzio

North Region Area Manager

Julián Eguren

Siderar Executive Vice President

Martín Berardi

Planning and Operations General Director

Oscar Montero

Engineering and Environment Director

Luis Andreozzi

Brazil General Director

Paolo Bassetti

Human Resources Director

Miguel Angel Punte

Chief Information Officer

Roberto Demidchuck

Quality and Product Director

Rubén Herrera

Investor Information

Investor Relations Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Toll free number for US calls: +1 866 890 0443
International calls: +54 11 4018 2389

Luxembourg Office
29 Avenue de la Porte-Neuve
L2227 - Luxembourg
Luxembourg
Phone: +352 2668 3152
Fax: +352 2659 8349

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	The Bank of New York Mellon
CUSIP Number: 880890108	BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516

Toll free number for US calls: +1 888 BNY ADRS
International calls: +1 201 680 6825
shrrelations@bnymellon.com
www.bnymellon.com\shareowner

Internet
www.ternium.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 (including the notes thereto), which are included elsewhere in this annual report.

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and adopted by the European Union.  Financial and operational information is presented in US dollars and metric tons.

Net results

The following table sets forth, for the periods indicated, selected financial data from the Company’s consolidated income statement.

All amounts in USD million
	2010		2009

Net sales	7,382.0	100.0%	4,959.0	100.0%
Cost of sales	(5,665.3)	-76.7%	(4,110.4)	-82.9%
Gross profit	1,716.8	23.3%	848.6	17.1%

Selling, general and administrative expenses	(665.3)	-9.0%	(531.5)	-10.7%
Other operating income (expenses), net	2.5	-0.0%	(20.7)	-0.4%
Operating income	1,053.9	14.3%	296.4	6.0%

Interest income, net	15.4	0.2%	51.3	1.0%
Other financial income, net	115.1	1.6%	81.6	1.6%
Equity in earnings of associated companies	1.7	0.0%	1.1	0.0%
Income before income tax expense	1,186.1	16.1%	430.4	8.7%

Income tax expense	(406.7)	-5.5%	(91.3)	-1.8%
Income from continuing operations	779.5	10.6%	339.1	6.9%

Income from discontinued operations	-	-	428.0	8.6%
Profit for the year	779.5	10.6%	767.1	15.5%

ATTRIBUTABLE TO:
Equity holders of the Company	622.1	8.4%	717.4	14.5%
Non-controlling interest	157.4	2.1%	49.7	1.0%
	779.5	10.6%	767.1	15.5%

Net sales

Net sales in 2010 were USD7.4 billion, 49% higher than net sales in 2009.  Shipments of flat and long products were 8.1 million tons in 2010, up 27% compared to shipments in 2009.  Revenue per ton shipped was USD895 in 2010, an 18% increase compared to 2009, mainly as a result of higher prices.  Shipments and revenue per ton in 2009 were significantly impacted by the global economic downturn during the period.

In 2010, steel consumption in the North American market increased 31% year-over-year.  The economies in the NAFTA region expanded gradually during the year with a 4.0% GDP growth in Mexico and a 2.9% GDP growth in the US.  Mexican export-oriented industries were particularly favored by the recovery of the economic activity in the United States.  In contrast, the construction sector in the country remained subdued during most of 2010 and only showed evidence of improvement by year-end.

Likewise, the steel markets in Central and South America showed an estimated 28% year-over-year increase in apparent steel use during 2010.

  The economic activity in the region expanded during 2010, including a 7.5% GDP growth in Argentina and a 4.7% GDP growth in Colombia.  Construction activity in the region returned to solid growth rates and the automotive sector, which was among the most affected sectors in 2009, significantly expanded in 2010.

SHIPMENTS	2010	2009
Tons (thousand)

North America	3,852.1	3,114.5
South & Central America	2,877.0	1,903.6
Europe & Other	42.6	287.0
Total flat products	6,771.7	5,305.2

North America	974.2	931.2
South & Central America	258.7	118.4
Europe & Other	50.0	6.1
Total long products	1,282.9	1,055.6

Total flat and long products	8,054.6	6,360.8

REVENUE PER TON	2010	2009
USD/Ton

North America	899	762
South & Central America	1,003	902
Europe & Other	594	561
Total flat products	942	801

North America	658	550
South & Central America	634	484
Europe & Other	571	583
Total long products	649	543

Total flat and long products	895	758

NET SALES	2010	2009
USD (million)

North America	3,464.9	2,371.9
South & Central America	2,886.2	1,717.1
Europe & Other	25.3	161.0
Total flat products	6,376.4	4,250.0

North America	640.7	512.0
South & Central America	163.9	57.3
Europe & Other	28.6	3.5
Total long products	833.1	572.9

Total flat and long products	7,209.5	4,822.9

Other products[5]	172.5	136.1

Total net sales	7,382.0	4,959.0

Sales of flat products in 2010 totaled USD6.4 billion, a 50% increase compared to 2009.  Net sales increased as a result of higher shipments and revenue per ton.  Shipments of flat products totaled 6.8 million tons in 2010, an increase of 28% compared to 2009 mainly due to a recovery from the 2009 global economic downturn.  Revenue per ton shipped increased 18% to USD942 in 2010 compared to 2009, mainly due to higher steel prices in Ternium’s main steel markets.

Sales of long products were USD833.1 million in 2010, an increase of 45% compared to 2009, mainly due to higher volumes and prices.  Shipments of long products totaled 1.3 million tons in 2010, a 22% increase versus 2009.  Revenue per ton shipped was USD649 in 2010, an increase of 20% compared to 2009 due to higher prices.

Sales of other products totaled USD172.5 million in 2010, compared to USD136.1 million during 2009, an increase of 27%.  The increase includes the effect of higher iron ore prices.

Sales of flat and long products in the North America Region were USD4.1 billion in 2010, an increase of 42% versus 2009 due to higher shipments and prices.  Shipments in the region totaled 4.8 million tons in 2010, or 19% higher than 2009, as a result of higher demand.  Revenue per ton in the North Region increased 19% to USD851 in 2010 over 2009, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were USD3.1 billion in 2010, an increase of 72% versus 2009, due to higher shipments and prices.  Shipments in the region totaled 3.1 million tons in 2010, or 55% higher than in 2009, mainly due to a recovery from the 2009 global economic downturn.  Revenue per ton shipped was USD973 in 2010, an increase of 11% compared to 2009.

Cost of sales

Cost of sales was USD5.7 billion in 2010, compared to USD4.1 billion in 2009.  Cost of sales increased mainly as a result of higher shipments and higher cost per ton.  Cost per ton in 2010 increased compared to 2009 mainly due to higher raw material and purchased slab prices, as well as higher labor, services and maintenance costs.

Energy prices for our operations in Mexico, mainly natural gas and electricity, increased year-over-year in 2010 following the trend in the US energy markets. Energy prices for our operations in Argentina, mainly coal, petroleum coke and to a lesser extent natural gas, decreased year-over-year in 2010 primarily due to a significant reduction in contractual coal prices in the second half of 2009 and first half of 2010. Our operations in Argentina are less exposed to electricity prices as they have self-generating capabilities for a large share of its consumption.

[5]   Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Selling, general and administrative (SG&A) expenses

SG&A expenses in 2010 were USD665.3 million, or 9% of net sales, compared to USD531.5 million, or 11% of net sales, in 2009.  The USD133.8 million increase in SG&A was mainly due to higher freight expenses and taxes related to higher activity levels, higher labor costs and the effect of the consolidation of Ferrasa on August 25, 2010, partially offset by lower personnel reduction charges.

Operating income and EBITDA [6]

Operating income in 2010 was USD1.1 billion, or 14% of net sales, compared to an operating income of USD296.4 million, or 6% of net sales, in 2009. The increase was mainly due to higher sales prices and volumes, partially offset by higher costs of sales.  EBITDA in 2010 was USD1.4 billion, or 20% of net sales, compared to USD708.5 million, or 14% of net sales, in 2009.  The increase in Ternium’s EBITDA margin in 2010 as compared to 2009 was mainly the result of higher steel prices, partially offset by higher operating costs per ton.

Net financial results

Ternium recorded a net financial gain of USD130.5 million in 2010, compared to a $132.9 million gain in 2009.

In 2010, Ternium’s net interest expenses were USD45.6 million, compared to USD84.7 million in 2009, mainly as a result of lower net indebtedness and cost of debt.

Ternium had a net foreign exchange gain of USD123.7 million in 2010, compared to a gain of USD83.1 million in 2009.  The 2010 gain was primarily due to the impact of the Mexican Peso’s 5.4% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  In accordance with IFRS, Ternium México prepares its financial statements in Mexican Pesos and records foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset recognized in connection with the transfer of Sidor shares on May 7, 2009, was USD61.0 million in 2010, compared to USD136.0 million in 2009.

Income tax expense

Income tax expense for 2010 was USD406.7 million, or 34% of income before income tax, discontinued operations and non-controlling interest, compared to USD91.3 million in 2009, or 21% of income before income tax, discontinued operations and non-controlling interest.  The 2009 result included a non-recurring gain of USD35.4 million due to a favorable resolution of a tax-related dispute in Mexico.

Net result of discontinued operations

There were no results of discontinued operations in 2010, while 2009 included a USD428.0 million gain as a result of the transfer of Sidor shares to the Venezuelan government on May 7, 2009.

Income attributable to non-controlling interest

Income attributable to non-controlling interest in 2010 was USD157.4 million, higher than income attributable to non-controlling interest of USD49.7 million in 2009, mainly due to a higher result attributable to non-controlling interest in Siderar and Ternium México.

[6]   EBITDA in 2010 equals operating income of US$1.1 billion plus depreciation and amortization of US$383.3 million.

Liquidity and financial resources

Ternium’s financing strategy is to maintain adequate financial resources in hand and access to additional liquidity to achieve its objective of maximizing financial flexibility at a reasonable cost. On August 25, 2010, Ternium acquired a controlling interest in Ferrasa.  Other capital expenditures in the period were limited to brown-field projects.  During the year, Ternium only accessed the banking market to obtain short-term bank financing for working capital purposes, relying largely on cash flow from operations as it principal source of funding.

We are confident that our cash flow from operations and our access to external borrowings are sufficient to meet our needs for working capital and that we have ample debt coverage to service our obligations for the foreseeable future.  We believe that our liquidity and access to capital and international bank markets give us significant flexibility to execute our planned capital expenditures and to carry out strategic acquisitions if such opportunities arise.

Ternium holds money market investments and variable-rate or fixed-rate securities from investment grade issuers. The company concentrates cash in major financial centers, mainly New York.  Ternium holds cash primarily in US dollars and limits its holdings of other currencies to the minimum required to fund its cash operating needs.  Liquid financial assets as a whole represented 23.6% of its total assets at the end of 2010 or USD2.6 billion.

Historical cash flow

Operating activities

Net cash provided by operating activities in 2010 was USD806.8 million, compared to USD1.2 billion in 2009.  While operating income was USD757.6 million higher in 2010 than in 2009, there also was a USD448.0 million increase in working capital in 2010 compared to a USD635.2 million decrease in working capital in 2009.  The increase in working capital in 2010 included an increase of USD497.4 million in inventory and an aggregate USD149.3 million increase in trade and other receivables, partially offset by an aggregate USD198.7 million increase in accounts payable and other liabilities.  Inventories increased in 2010, reflecting higher costs as a result of higher input prices, as well as higher inventory volume of finished goods, goods in process and raw materials as a result of increased operating activity.  The decrease in working capital in 2009 included a USD429.1 million decrease in inventories and an aggregate USD308.9 million decrease in trade and other receivables, partially offset by an aggregate USD102.9 million increase in accounts payable and other liabilities.  Inventories decreased in 2009 as a result of lower input costs, as well as lower inventory volume of finished goods, goods in process and raw materials.

All amounts in USD million	2010	2009

Income from continuing operations	779.5	339.1
Depreciation and amortization	383.3	385.1
Net foreign exchange results and other	(77.6)	(53.6)
Changes in working capital	(448.0)	635.2
Other operating activities, net	169.6	(144.1)
Net cash provided by operating activities	806.8	1,161.8

Capital expenditures	(350.1)	(208.6)
Proceeds from Sidor financial asset	767.4	953.6
Other investing activities, net	(887.4)	46.2
Net cash (used in) provided by investing activities	(470.1)	791.2

Net cash used in financing activities	(654.1)	(922.6)

(Decrease) increase in cash and cash equivalents	(317.4)	1,030.4

Effect of exchange rate changes	1.0	(0.2)
Cash and cash equivalents at January 1	2,095.8	1,065.6
Cash and cash equivalents at December 31 [7]	1,779.4	2,095.8

Investing activities

Net cash used in investing activities during 2010 was USD470.1 million, compared to net cash provided by investing activities of USD791.2 million in 2009.  Net cash used in investing activities in 2010 consisted mainly of USD767.4 million proceeds from the Sidor financial asset, less USD350.1 million used in capital expenditures and USD887.4 million used in other investing activities, mainly investments with maturity of more than three months.  Net cash provided by investing activities in 2009 consisted mainly of USD953.6 million proceeds from the Sidor financial asset, less USD208.6 million used in capital expenditures.

Capital expenditures in 2010 included the following main investments:

  Mexico: upgrading of a cold-strip mill and development of mining activities.
  Argentina: relining of a blast furnace, progress in the expansion of the hot-strip mill, progress in repairs and enhancements in the coking facilities, construction of a river port for barges and expansion of two service centers.

Ternium’s capital expenditures in 2009 included the following main investments:

  Mexico: investments in iron ore mining and processing activities, and upgrading of a hot-strip mill.
  Argentina: relining of a blast furnace and revamping and expansion of coking facilities.

Financing activities

Net cash used by financing activities in 2010 was USD654.1 million, compared to USD922.6 million in 2009. Proceeds from borrowings during 2010 amounted to USD35.4 million, mainly short-term debt used for working capital needs. Repayments of borrowings in 2010 reached USD555.9 million, mostly related to the scheduled repayments of Ternium México’s outstanding debt associated with the Grupo Imsa transaction.  The Company paid dividends of USD100.2 million in 2010.  Proceeds from borrowings during 2009 amounted to USD219.0 million, mainly short-term debt used for working capital needs. Repayments of borrowings in 2009 reached USD1.1 billion related to maturities of long-term debt and prepayments on bank facilities associated with the Grupo Imsa transaction.

[7]   In addition, the company had other investments with a maturity of more than three months for USD848.4 million and USD46.8 million at December 31, 2010 and 2009, respectively.

Principal sources of funding

Funding policy

Ternium’s policy is to maintain a high degree of flexibility in operating and investing activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing.  Most of Ternium’s financing is conducted in US dollars.  Ternium selects the type of facility, associated rate and term after considering the intended use of proceeds.

Financial liabilities

Ternium’s borrowings as of December 31, 2010, consisted mainly of different bank loans and facilities.  Outstanding financial debt amounted to USD1.9 billion at year end, compared to USD2.3 billion as of December 31, 2009, a decrease of USD0.4 billion.  Ternium’s net cash position of USD0.7 billion as of December 31, 2010 (cash and cash equivalents plus other investments of USD2.6 billion less borrowings of USD1.9 billion) increased by USD0.9 billion compared to net debt of USD0.2 billion as of December 31, 2009.

At December 31, 2010, Ternium’s outstanding financial debt US dollar-denominated portion and floating-rate portion were 92.1% and 99.3%, respectively.  Ternium entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.  At December 31, 2010, these instruments, consisting of interest rate collars and knock-in swaps for an aggregate contractual amount of USD894.8 million, had an aggregate negative fair value of USD54.7 million.  At December 31, 2010, the weighted average interest rate of Ternium’s outstanding financial debt, including the cost related to derivative instruments, was 3.29%.  For additional information on the amounts, tenor and main characteristics of these instruments, please see note 25 (Derivative financial instruments) to the Company’s consolidated financial statements included elsewhere in this annual report.

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

46a, Avenue John F. Kennedy, 2nd floor

L – 1855

R.C.S. Luxembourg : B 98 668

30

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

31

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

May 4, 2011

PRICE WATERHOUSE & CO. S.R.L. by (Partner)
Daniel A. López Lado

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
	Notes	2010	2009	2008
Continuing operations
Net sales		7,382,004	4,958,983	8,464,885
Cost of sales	6	(5,665,254)	(4,110,370)	(6,128,027)

Gross profit		1,716,750	848,613	2,336,858

Selling, general and administrative expenses	7	(665,306)	(531,530)	(669,473)
Other operating income (expenses), net	9	2,493	(20,700)	8,662

Operating income		1,053,937	296,383	1,676,047

Interest expense		(72,969)	(105,810)	(136,111)
Interest income		27,347	21,141	32,178
Interest income – Sidor financial asset	29	61,012	135,952	-
Other financial income (expenses), net	10	115,112	81,639	(693,192)

Equity in earnings of associated companies	14	1,688	1,110	1,851

Income before income tax expense		1,186,127	430,415	880,773

Income tax (expense) benefit
Current and deferred income tax expense	11	(406,657)	(91,314)	(258,969)
Reversal of deferred statutory profit sharing	4 (m)	-	-	96,265

Income from continuing operations		779,470	339,101	718,069

Discontinued operations
Income from discontinued operations	29	-	428,023	157,095

Profit for the year		779,470	767,124	875,164

Attributable to:
Equity holders of the Company	28	622,076	717,400	715,418
Non-controlling interest		157,394	49,724	159,746

		779,470	767,124	875,164

Weighted average number of shares outstanding	28	2,004,743,442	2,004,743,442	2,004,743,442

Basic and diluted earnings per share (expressed in USD per share) for profit:

- From continuing operations attributable to the equity holders of the Company		0.31	0.15	0.27

- From discontinued operations attributable to the equity holders of the Company		-	0.21	0.09

- For the year attributable to the equity holders of the Company		0.31	0.36	0.36

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2010	2009	2008

Profit for the year

	779,470	767,124	875,164

Other comprehensive income:

Currency translation adjustment

	35,915

		(93,922)

			(502,996)	(1)
Changes in the fair value of derivatives classified as cash flow hedges

	14,729

		35,881

			(82,574)
Income tax relating to cash flow hedges

	(4,419)

		(9,112)

			23,121

Other comprehensive income (loss) for the year, net of tax

	46,225

		(67,153)

			(562,449)

Total comprehensive income for the year

	825,695

		699,971

			312,715

Attributable to:
Equity holders of the Company	684,635	698,789	244,927
Non-controlling interest	141,060	1,182	67,788

	825,695	699,971	312,715

(1)      Includes an increase of USD 151.5 million corresponding to the currency translation adjustment from discontinued operations. See note 29 (ii).

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2010		December 31, 2009
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,262,896		4,040,415
Intangible assets, net	13	1,129,348		1,085,412
Investments in associated companies	14	8,212		6,577
Sidor financial asset	29 (ii)	74,549		-
Other investments	15	35,575		16,414
Deferred tax assets	23	12,387		-
Receivables, net	16	56,471	5,579,438	101,317	5,250,135
Current assets
Receivables	17	94,573		136,300
Derivative financial instruments	25	212		1,588
Inventories, net	18	1,953,390		1,350,568
Trade receivables, net	19	663,502		437,835
Sidor financial asset	29 (ii)	183,439		964,359
Other investments	20	848,400		46,844
Cash and cash equivalents	20	1,779,416	5,522,932	2,095,798	5,033,292
Non-current assets classified as held for sale			9,961		9,246
			5,532,893		5,042,538

Total assets			11,112,331		10,292,673
EQUITY
Capital and reserves attributable to the company’s equity
holders			5,880,740		5,296,342

Non-controlling interest			1,135,361		964,897
Total equity			7,016,101		6,261,239
LIABILITIES
Non-current liabilities
Provisions	21	16,144		18,913
Deferred income tax	23	877,742		857,297
Other liabilities	24	201,312		176,626
Derivative financial instruments	25	18,822		32,627
Borrowings	26	1,426,574	2,540,594	1,787,204	2,872,667
Current liabilities
Current tax liabilities		294,902		103,171
Other liabilities	24	123,610		57,021
Trade payables		588,086		412,967
Derivative financial instruments	25	35,955		46,083
Borrowings	26	513,083	1,555,636	539,525	1,158,767
Total liabilities			4,096,230		4,031,434

Total equity and liabilities			11,112,331		10,292,673

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)

	Capital stock (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2010
	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the year						622,076	622,076	157,394	779,470
Other comprehensive income (loss) for the year:
Currency translation adjustment					53,412		53,412	(17,497)	35,915
Cash flow hedges, net of tax			9,147				9,147	1,163	10,310
Total comprehensive income for the year			9,147		53,412	622,076	684,635	141,060	825,695

Dividends paid in cash (5)
			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies
								(38,304)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries (See Note 31)
								4,900	4,900
Acquisition of business (See Note 3)
								62,808	62,808

Balance at December 31, 2010
	2,004,743	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

(1)     Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)     The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)     Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4)     Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5)     Represents USD 0.05 per share (USD 0.50 per ADS)

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)

	Capital stock (2)	Initial public offering expenses	Reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2009
	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit for the year						717,400	717,400	49,724	767,124
Other comprehensive income (loss) for the year
Currency translation adjustment					(42,359)		(42,359)	(51,563)	(93,922)
Cash flow hedges, net of tax			23,748				23,748	3,021	26,769
Total comprehensive income (loss) for the year			23,748		(42,359)	717,400	698,789	1,182	699,971

Acquisition of non-controlling interest (4)
			183				183	(379)	(196)

Balance at December 31, 2009
	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

(1)     Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)     The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2009, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)     Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)     On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

	Attributable to the Company’s equity holders (1)

	Capital stock (2)	Initial public offering expenses	Reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2008
	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Profit for the year						715,418	715,418	159,746	875,164
Other comprehensive loss for the year
Currency translation adjustment					(417,746)		(417,746)	(85,250)	(502,996)
Cash flow hedges, net of tax			(52,745)				(52,745)	(6,708)	(59,453)
Total comprehensive (loss) income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (4)			(91,696)			91,696	-	-	-
Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies								(19,595)	(19,595)
Non-controlling interest in discontinued operations
								(889,342)	(889,342)

Balance at December 31, 2008
	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)     Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)     The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2008, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)     Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)     Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

(5)     Represents USD 0.05 per share (USD 0.50 per ADS)

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2010	2009	2008
Cash flows from operating activities
Income from continuing operations		779,470	339,101	718,069
Adjustments for:
Depreciation and amortization	12&13	383,300	385,105	413,541
Income tax accruals less payments	32 (b)	226,820	(49,342)	(88,511)
Equity in earnings of associated companies	14	(1,688)	(1,110)	(1,851)
Interest accruals less payments	32 (b)	(59)	10,706	(84,151)
Impairment charge	27 (ii)	-	27,022	-
Changes in provisions	21	5,543	4,614	2,358
Changes in working capital	32 (b)	(447,973)	635,179	(1,071,472)
Interest income – Sidor financial asset	29 (ii)	(61,012)	(135,952)	-
Net foreign exchange results and others		(77,576)	(53,565)	629,530
Net cash provided by operating activities		806,825	1,161,758	517,513

Cash flows from investing activities
Capital expenditures	12&13	(350,124)	(208,590)	(587,904)
Acquisition of business:
Purchase consideration	3	(75,000)	(196)	-
Cash acquired	3	6,593	-	-
(Increase) Decrease in other investments	15&20	(820,672)	43,163	(24,674)
Proceeds from the sale of property, plant and equipment		1,693	3,245	2,103
Proceeds from Sidor financial asset	29 (ii)	767,382	953,611	-
Dividends received from associated companies	14	302	-	-
Contributions in associated companies	14	(302)	-	-
Proceeds from the sale of discontinued operations	29 (i)	-	-	718,635
Discontinued operations	29 (iv)	-	-	242,370
Net cash (used in) provided by investing activities		(470,128)	791,233	350,530

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(100,237)	-	(100,237)
Dividends paid in cash by subsidiary companies		(38,304)	-	(19,595)
Contributions from non-controlling shareholders in consolidated subsidiaries		4,900	-	-
Proceeds from borrowings		35,441	219,037	519,809
Repayments of borrowings		(555,918)	(1,141,625)	(1,152,886)
Net cash used in financing activities		(654,118)	(922,588)	(752,909)

(Decrease) Increase in cash and cash equivalents		(317,421)	1,030,403	115,134

Movement in cash and cash equivalents
At January 1,		2,095,798	1,065,552	1,125,830
Effect of exchange rate changes		1,039	(157)	(17,518)
(Decrease) Increase in cash and cash equivalents		(317,421)	1,030,403	115,134
Cash & cash equivalents of discontinued operations at March 31, 2008		-	-	(157,894)
Cash and cash equivalents at December 31, (1)	20	1,779,416	2,095,798	1,065,552

(1)     In addition, the Company had restricted cash for USD 12,343. As of December 31, 2009 and 2008, there were no restricted cash. Additionally, the Company had other investments with a maturity of more than three months for USD 848,400 at December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating income (expenses), net
10	Other financial income (expenses), net
11	Income tax expense
12	Property, plant and equipment, net
13	Intangible assets, net
14	Investments in associated companies
15	Other investments, net – non current
16	Receivables, net - non current
17	Receivables - current
18	Inventories, net
19	Trade receivables, net
20	Cash, cash equivalents and other investments
21	Allowances and Provisions - non current
22	Allowances - current
23	Deferred income tax
24	Other liabilities
25	Derivative financial instruments
26	Borrowings
27	Contingencies, commitments and restrictions on the distribution of profits
28	Earnings per share
29	Discontinued operations
30	Related party transactions
31	Joint Venture in Mexico
32	Other required disclosures
33	Recently issued accounting pronouncements
34	Financial risk management
35	Auditor’s fees
36	Subsequent events

TERNIUM S.A.

Consolidated financial statements
as of December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

(All amounts in USD thousands)

1    General information

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2      Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2011), as issued by the International Accounting Standards Board, and adopted by the European Union. These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 22, 2011.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2    Basis of presentation (continued)

Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2010	2009	2008

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l. (1)	Luxembourg	Holding	100.00%	-	-
Ternium Brasil S.A. (2)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (3)	Brazil	Manufacturing and selling of steel products	100.00%	-	-
Ylopa - Servicos de Consultadoria Lda. (4)	Portugal	Holding	94.38%	94.38%	94.38%
Consorcio Siderurgia Amazonia S.L.U. (5)	Spain	Holding	94.38%	94.38%	94.38%
Secor- Servicios Corporativos S.A. (5)	Venezuela	Holding	94.38%	94.38%	93.44%
Ternium Internacional España S.L.U. (2)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (6)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.93%
Impeco S.A. (7)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.96%
Prosid Investments S.C.A. (7)	Uruguay	Holding	60.94%	60.94%	60.93%
Inversiones Basilea S.A. (8)	Chile	Purchase and sale of real estate and other	60.94%	60.94%	60.93%
Ternium Mexico S.A. de C.V. (9)	Mexico	Holding	88.72%	88.71%	88.71%
Hylsa S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Las Encinas S.A. de C.V. (10)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.71%	88.71%
Ferropak Comercial S.A. de C.V. (10)	Mexico	Scrap services company	88.72%	88.71%	88.71%
Ferropak Servicios S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Galvacer America Inc (10)	USA	Distributing company	88.72%	88.71%	88.71%
Galvamet America Corp (10)	USA	Manufacturing and selling of insulated panel products	88.72%	88.71%	88.71%
Transamerica E. & I. Trading Corp (10)	USA	Scrap company	88.72%	88.71%	88.71%
Técnica Industrial S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Sefimsa S.A. de C.V. (10)	Mexico	Financial Services	88.72%	88.71%	88.71%
Ecore Holding S. de R.L. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%
Neotec L.L.C. (10)	USA	Holding	88.72%	88.71%	88.71%
Treasury Services S.A. de C.V. (10)	Mexico	Financial Services	88.72%	88.71%	88.71%
APM, S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Acedor, S.A. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%
Empresas Stabilit S.A. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2    Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2010	2009	2008
Acerus S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Imsa Monclova S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Selling of steel products	88.72%	88.71%	88.71%
Corporativo Grupo Imsa S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Ternium USA Inc. (10)	USA	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (11)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (11)	Mexico	Services	44.36%	44.36%	44.36%
Servicios Integrales Nova de Monterrey S.A. de C.V. (12)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Guatemala S.A.	Guatemala	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	88.18%	88.18%	88.09%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	88.01%	88.00%	88.00%
Ternium Internacional El Salvador, S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	88.66%	88.65%	88.65%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Ferrasa S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	-	-
Perfilamos del Cauca S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	-	-
Figuraciones S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	-	-
Siderúrgica de Caldas S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	-	-
Recolectora Industrial de Colombia S.A. (1)	Colombia	Scrap services company	28.70%	-	-
Procesadora de Materiales Industriales S.A. (1)	Colombia	Scrap services company	32.40%	-	-
Desechos Industriales de Colombia S.A. (1)	Colombia	Scrap services company	29.70%	-	-
Tenigal S. de R.L. de C.V. (14)	Mexico	Manufacturing and selling of steel products	51.00%	-	-
Ternium Investments Switzerland AG (2)	Switzerland	Holding	100.00%	-	-
Ternium Internacional S.A. (15)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (16)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (16)	USA	Marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2    Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2010	2009	2008
Ternium Internationaal B.V. (16)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (16)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A. (16)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (15)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (15)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (17)	Uruguay	Engineering and other services	100.00%	100.00%	-
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	-
Ternium Ingeniería y Servicios de Mexico S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	-
Ternium Treasury Services S.A. (15)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (15)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	54.00%	-	-
Aceros Transformados de Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	54.00%	-	-
Ternium Investments S.A. (formerly Dirken Company S.A.) (19)	Uruguay	Holding	-	100.00%	100.00%

(1)     Incorporated in the fourth quarter of 2010.

(2)     Indirectly through Ternium Investments S.à.r.l. Total voting rights held 100.00%

(3)     Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%. Incorporated during 2010.

(4)     Indirectly through Ternium Investments S.á.r.l. (85.62%) and Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%

(5)     Indirectly through Ylopa – Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, Consorcio Siderurgia Amazonia S.L.U. was relocated into Spain (formerly Cayma n Islands)

(6)     Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%

(7)     Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%

(8)     Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%

(9)     Indirectly through Siderar S.A.I.C., Inversiones Basilea S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%

(10)  Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 100.00%

(11)  Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method.

(12)  Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 74.50%

(13)  Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3)

(14)  Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%. Incorporated during 2010. (See note 31)

(15)  Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%

(16)  Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%

(17)  Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%

(18)  Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3)

(19)  This company was dissolved as of December 6, 2010.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3    Acquisition of business

Ferrasa S.A.S and Ferrasa Panamá S.A.

On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa S.A.S., a company organized under the laws of Colombia (“Ferrasa”) through a capital contribution in the amount of USD 74.5 million. Ferrasa has a 100% ownership interest in Sidecaldas S.A.S. (“Sidecaldas”), Figuraciones S.A.S. (“Figuraciones”) and Perfilamos del Cauca S.A.S. (“Perfilamos”), all of which are also Colombian companies. Ternium has also completed the acquisition of a 54% ownership interest in Ferrasa Panamá S.A. (“Ferrasa Panamá”) and its subsidiary Aceros Transformados de Panamá S.A. (“Aceros”) for USD 0.5 million. On the mentioned date the Company obtained control over the assets and liabilities of the acquired companies.

Ferrasa is a long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.

The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium has an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.

Ferrasa and Ferrasa Panamá contributed revenues of USD 128.0 million and a net loss of USD 1.5 million (net of USD 1.3 million corresponding to non-controlling interests) in the period from August 25, 2010 to December 31, 2010. The fair value and book value of assets and liabilities arising from the transaction are as follows:

	Fair value	Book value

Property, plant and equipment	140,118	140,413
Previously recognized goodwill	-	37,377
Customer relationships	15,403	-
Trademarks	4,407	-
Other contractual rights	4,064	-
Other intangible assets	42	42
Inventories	76,771	76,241
Cash and cash equivalents	6,593	6,593
Deferred tax assets	7,832	1,180
Borrowings	(134,120)	(134,120)
Other assets and liabilities, net	15,141	15,141
Non-controlling interest in subsidiaries	(236)	(236)
Net	136,015	142,631
Non-controlling interest	(62,572)
Goodwill	1,557
Total Purchase Consideration	75,000

The Company accounts for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact the Company’s future results of operations. The valuations are based on information available at the acquisition date.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3    Acquisition of business (continued)

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Ferrasa and Ferrasa Panamá, included the following:

For valuation of customer relationship the excess earnings method was used, which is based on calculating the present value of the future cash flows of the future economic benefits during the remaining useful life attributable to the customer base. Customer relationships are being amortized over an estimated useful life of 10 years.

For the valuation of brands, the relief-from-royalty method was applied, both with the value that a third party would have paid for these trademarks. The expected amortization of these assets is determined on the basis of the expected benefit the asset provides the entity (e.g. expected decline in value). For valuation of the other contractual rights, the postulated loss of income method was used. Both intangible assets are being amortized over an estimated useful life of 10 years.

The valuation of acquired intangible assets is to a great extent based on anticipated cash flows. Nevertheless it is possible that actual outcomes could vary significantly from such estimated future cash flows.

For property, plant and equipment, fair values were derived from expert appraisals.

The valuation of inventories at the date of acquisition was based on the corresponding selling price less estimated costs of completion or estimated costs to make the sale.

The excess of the purchase price for Ferrasa and Ferrasa Panamá over the estimated fair values of the net assets acquired is recorded as goodwill amounting to USD 1.6 million as of August 25, 2010. Goodwill derives mainly from the fair value of the going concern element of the acquiree.

The Company has chosen to recognize the non-controlling interest at its proportionate share in net identifiable assets acquired.

Acquisition related costs are included in the income statement.

Pro forma data for the acquisitions

Had the Ferrasa transaction been consummated on January 1, 2010, unaudited pro forma net sales and net loss totaling USD 336 million and USD 4 million, respectively, would have been included in Ternium's financial statements for the year ended December 31, 2010. These pro forma results were prepared based on unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.

4    Accounting policies

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2009, except for the application of the following accounting pronouncements, which became effective on January 1, 2010:

IFRS 3 (revised January 2008), “Business Combinations”

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. Those changes refer principally to the following:

• Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value (which is the new requirement).

• Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired.

• Acquisition-related costs: Acquisition-related costs are generally recognized as expenses (rather than included in goodwill).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)       Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measure the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Joint ventures

The Company reports its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined on a line-by-line basis with similar items in the Company’s financial statements.

Where the Company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Company’s interest in the joint venture.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

(3) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(b)     Foreign currency translation

(1)  Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)  income and expenses for each income statement are translated at average exchange rates; and

(iii)  all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined .

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial income (expenses), net” in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Ternium had no such assets or liabilities for any of the periods presented.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

(c)      Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•   Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•   Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2010, there are no instruments classified under this category;

•   Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•   Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2010, there are no instruments classified under this category;

•   Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial Risk management”.

(d)     Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items. Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15-40 years
Production equipment	5-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at each year end.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) “Impairment”).

(e)      Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit the mines and is recognized at its fair value at acquisition date less accumulated amortization. Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. The resulting amortization rate for the years ended December 31, 2010 and 2009, is approximately 9% per annum.

(3) Exploration costs

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure and amortization starts. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units (“CGU”) for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

As of December 31, 2010, the carrying amount of goodwill allocated to the Mexico CGU was USD 744.0 million, while the carrying amount of goodwill allocated to other CGUs totaled USD 6.1 million.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2010, 2009 and 2008 totaled USD 5.7 million, USD 6.0 million and USD 7.0 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f)      Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate; and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate with no growth increase. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium's weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2010, the discount rate used to test goodwill allocated to Mexico CGU for impairment was 11.4%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible assets, was recorded for the amount of USD 27.0 million. See note 27 (ii). At December 31, 2010 and 2008, no impairment provisions were recorded.

(g)     Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

(h)     Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier’s invoice cost.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (w) (4)).

(i)       Trade receivables and other receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

(j)      Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value, except for time deposits which are carried at amortized cost and its amount does not differ significantly from its fair value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k)     Non current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5,  and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2010 and 2009 totals USD 10.0 million and USD 9.2 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)       Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m)   Income taxes – current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

In 2008, Hylsa S.A. de C.V.  (“Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees stayed in the payroll of this company, which is expected to generate non-significant taxable income and non-significant temporary differences. Hylsa agreed to pay its employees a bonus salary that will be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, the Company reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD 96 million) and disclosed the related gain within Income tax (expense) benefit line item in the consolidated income statement.

(n)     Employee liabilities

(1)     Pension obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provides a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contribution to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable argentine labor laws) in case of terminations of the employment relationship due to certain specified events, including retirement. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date.

As of December 31, 2010, the outstanding liability corresponding to the Program amounts to USD 10.8 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2010, is USD 12.6 million.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)     Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

(p)     Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)     Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

(r)      Borrowing Costs

Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2010, the capitalized borrowing costs are not material.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

(s)      Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(t)      Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).

(u)     Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2010, the effective portion of designated cash flow hedges amounts to USD 22.4 million (net of taxes for USD 9.6 million) and is included under “changes in the fair value of derivatives classified as cash flow hedges” line item in the statement of comprehensive income (see Note 32 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial risk management”.

(v)     Segment information

Reportable operating segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

(w)    Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1) Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis.

Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rate used at December 31, 2010 was 11.4% and no impairment charge resulted from the impairment test performed.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

(2) Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 16.1 million and USD 18.9 million as of December 31, 2010 and 2009, respectively.

(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts, the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2010 and 2009, the Company recorded no allowance for net realizable value and USD 68.2 million and USD 58.2 million, respectively, as allowance for obsolescence.

During 2010, no charges were recorded in connection with net realizable value allowance. Charges to mark the inventory to net realizable value in 2009 and 2008 were USD 127.6 million and USD 200.0 million, respectively. Of these amounts, USD 82.8 million in 2009 and USD 179.6 million in 2008 corresponded to inventories for shipments to North America region, while USD 44.8 million in 2009 and USD 20.4 million in 2008 corresponded to inventories for exports within the South and Central America region.

The additions to the allowance for net realizable value recorded during 2009 and 2008 responded to the steep fall of steel prices as a result of the global financial crisis that began in 2008. Beginning in the second half of 2008 up to the first half of 2009 average prices of flat steel products decreased 41%. Accordingly, inventory values were compared to their estimated net selling prices and written down when the selling prices were lower than historical costs. This was the case of inventories produced from third-party slabs in Mexico and certain raw materials in Argentina that had been acquired at market prices in force prior to the beginning of the global financial crisis.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

(5) Valuation of the Sidor financial asset

The Sidor financial asset recorded as a result of the nationalization of Sidor was treated as a receivable and valued at its amortized cost using the applicable effective interest rate. The discount rate used to measure this receivable at amortized cost was estimated on the basis of management’s best estimate of market rates adjusted to reflect specific risks.

The initial measurement of the receivable and its subsequent measurements until November 8, 2010, were performed on the basis of its discounted amount using an annual discount rate of 14.36%. This discount rate was estimated on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG; however, as the Venezuelan sovereign debt with similar maturities was governed by New York law, while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable. After the rescheduling of the last unpaid installment agreed on December 18, 2010, the annual discount rate used to measure the receivable was estimated at 6.28%, on the basis of the specific risks associated to the third-party promissory notes received as guarantee for full payment of CVG obligations.

For further information on the Sidor nationalization and the rescheduling of the related receivable, refer to Note 29 (ii).

(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•    whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•    whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•    whether the carrying amount of the net assets of the entity is more than its market capitalization;

•    whether evidence is available of obsolescence or physical damage of an asset.

•     whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•    whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Management identified the presence of impairment indicators in certain CGUs at December 31, 2008 and, accordingly, carried out impairment tests. These impairment indicators arose mainly due to recessionary environment and the abrupt decline of demand and prices of steel products.

For the Mexico CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives at December 31, 2008, and concluded that no impairment was needed. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD 3.2 billion at that date). The discount rates used were based on the Mexico CGU’s weighted average cost of capital (WACC), which was 13.4%. Variables considered in forecasts included Mexican GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.

For the Argentina CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives at December 31, 2008, and also concluded that no impairments were required. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD 1.3 billion at that date). The discount rates used were based on the Argentina CGU’s WACC, which was 18.3%. Variables considered in forecasts included Argentinean GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4    Accounting policies (continued)

None of the Company’s CGUs were tested for impairment in 2010 and 2009, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible.

(7) Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2010 and 2009, allowance for doubtful accounts totals USD 17.2 million and USD 16.7 million, respectively.

5      Segment information

Reportable operating segments

	Year ended December 31, 2010
	Flat steel products	Long steel products	Other	Unallocated	Total

Net sales	6,376,380	833,137	172,487	-	7,382,004
Cost of sales	(4,932,551)	(633,958)	(98,745)	-	(5,665,254)
Gross profit	1,443,829	199,179	73,742	-	1,716,750

Selling, general and administrative expenses	(585,746)	(62,419)	(17,141)	-	(665,306)
Other operating income (expenses), net	2,887	(506)	112	-	2,493

Operating income	860,970	136,254	56,713	-	1,053,937

Capital expenditures - PP&E	272,623	38,123	6,172	-	316,918
Depreciation - PP&E	285,755	20,851	6,214	-	312,820

Segment assets
Inventories, net	1,804,896	117,721	30,773	-	1,953,390
Trade receivables, net	514,521	121,872	27,109	-	663,502
Property, plant and equipment, net	3,831,181	378,212	53,503	-	4,262,896
Intangible assets, net	1,004,680	75,504	49,164	-	1,129,348
Assets – discontinued operations	-	-	-	257,988	257,988
Other assets	-	-	-	2,845,207	2,845,207

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5    Segment information (continued)

	Year ended December 31, 2009
	Flat steel products	Long steel products	Other	Unallocated	Total

Net sales	4,249,979	572,900	136,104	-	4,958,983
Cost of sales	(3,634,854)	(392,983)	(82,533)	-	(4,110,370)
Gross profit	615,125	179,917	53,571	-	848,613

Selling, general and administrative expenses	(477,067)	(40,739)	(13,724)	-	(531,530)
Other operating income (expenses), net	(21,303)	414	189	-	(20,700)

Operating income	116,755	139,592	40,036	-	296,383

Capital expenditures - PP&E	178,425	10,270	1,983	-	190,678
Depreciation - PP&E	287,177	19,017	6,786	-	312,980

Segment assets
Inventories, net	1,219,347	102,423	28,798	-	1,350,568
Trade receivables, net	349,230	60,825	27,780	-	437,835
Property, plant and equipment, net	3,724,825	263,461	52,129	-	4,040,415
Intangible assets, net	977,552	60,795	47,065	-	1,085,412
Assets – discontinued operations	-	-	-	964,359	964,359
Other assets	-	-	-	2,414,084	2,414,084

	Year ended December 31, 2008
	Flat steel products	Long steel products	Other	Unallocated	Total

Net sales	7,124,687	1,075,090	265,108	-	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	-	(6,128,027)
Gross profit	1,868,347	342,758	125,753	-	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	-	(669,473)
Other operating income (expenses), net	2,789	2,419	3,454	-	8,662

Operating income	1,310,947	264,874	100,226	-	1,676,047

Capital expenditures - PP&E	511,658	29,684	2,915	-	544,257
Depreciation - PP&E	311,624	18,422	3,715	-	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	-	1,826,547
Trade receivables, net	449,168	133,673	40,151	-	622,992
Property, plant and equipment, net	3,911,919	260,925	39,469	-	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	-	1,136,367
Assets – discontinued operations	-	-	-	1,318,900	1,318,900
Other assets	-	-	-	1,554,128	1,554,128

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5    Segment information (continued)

Geographical information

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	Year ended December 31, 2010
	South and Central America	North America	Europe and other	Total

Net sales	3,057,676	4,208,617	115,711	7,382,004
Segment assets
Trade receivables, net	192,723	456,433	14,346	633,502
Property, plant and equipment , net	1,437,417	2,825,370	109	4,262,896
Intangible assets, net	54,443	1,074,905	-	1,129,348

Capital expenditures – PP&E	182,845	134,027	46	316,918
Depreciation - PP&E	118,774	194,029	17	312,820

	Year ended December 31, 2009
	South and Central America	North America	Europe and other	Total

Net sales	1,782,446	2,976,938	199,599	4,958,983
Segment assets
Trade receivables, net	116,231	318,466	3,138	437,835
Property, plant and equipment, net	1,297,289	2,743,045	81	4,040,415
Intangible assets, net	36,188	1,049,224	-	1,085,412

Capital expenditures – PP&E	117,583	73,044	51	190,678
Depreciation - PP&E	111,895	201,071	14	312,980

	Year ended December 31, 2008
	South and Central America	North America	Europe and other	Total

Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment, net	1,424,382	2,787,903	28	4,212,313
Intangible assets, net	50,864	1,085,503	-	1,136,367

Capital expenditures – PP&E	325,496	218,753	8	544,257
Depreciation - PP&E	132,891	200,843	27	333,761

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

6         Cost of sales

	Year ended December 31,
	2010	2009	2008

Inventories at the beginning of the year	1,350,568	1,826,547	1,449,476

Acquisition of business (Note 3)	76,771	-	-
Translation differences	28,621	(46,857)	(440,685)
Plus: Charges for the year
Raw materials and consumables used and other movements	4,763,000	2,473,327	5,374,363
Services and fees	197,873	126,325	154,176
Labor cost	496,961	378,558	481,057
Depreciation of property, plant and equipment	295,504	308,156	328,260
Amortization of intangible assets	19,453	14,462	19,023
Maintenance expenses	342,529	221,175	277,753
Office expenses	6,662	4,997	8,347
Freight and transportation	36,892	32,846	37,735
Insurance	7,530	9,256	8,695
Charge (recovery) of obsolescence allowance	11,710	(7,556)	82,125
Valuation allowance	-	127,553	199,972
Recovery from sales of scrap and by-products	(40,654)	(27,326)	(60,379)
Others	25,224	19,475	34,656
Less: Inventories at the end of the year	(1,953,390)	(1,350,568)	(1,826,547)
Cost of Sales	5,665,254	4,110,370	6,128,027

7         Selling, general and administrative expenses

	Year ended December 31,
	2010	2009	2008

Services and fees	60,874	46,923	65,221
Labor cost	153,807	150,914	199,304
Depreciation of property plant and equipment	17,316	4,824	5,501
Amortization of intangible assets	51,027	57,663	60,757
Maintenance and expenses	11,113	6,858	7,737
Taxes	89,412	65,889	79,286
Office expenses	29,567	26,134	32,682
Freight and transportation	232,184	156,520	189,848
(Decrease) Increase of allowance for doubtful accounts	(393)	(1,635)	2,861
Others	20,399	17,440	26,276
Selling, general and administrative expenses	665,306	531,530	669,473

8         Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2010	2009	2008
Wages, salaries and social security costs	594,909	450,828	636,018
Termination benefits	27,872	55,358	22,604
Pension benefits (Note 24 (i))	27,987	23,286	21,739
Labor costs	650,768	529,472	680,361

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

9         Other operating income (expenses), net

	Year ended December 31,
	2010	2009	2008

Results from the sale of sundry assets	(4,681)	(2,121)	5,535
Provision for legal claims and other matters (Note 21)	(5,543)	(4,614)	(2,358)
Impairment charge (Note 27 (ii))	-	(27,022)	-
Others	12,718	13,057	5,485
Other operating income (expenses), net	2,494	(20,700)	8,662

10     Other financial income (expenses), net

	Year ended December 31
	2010	2009	2008
Debt issue costs	(4,562)	(5,149)	(11,314)
Net foreign exchange gain (loss)	123,690	83,057	(632,735)
Change in fair value of derivative instruments	1,545	10,607	(32,480)
Others	(5,561)	(6,876)	(16,663)
Other financial income (expenses), net	115,112	81,639	(693,192)

11     Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2010	2009	2008 (1)
Current tax	(410,041)	(124,647)	(502,425)
Deferred tax (Note 23)	(1,035)	(24,812)	300,614
Deferred tax – effect of changes in tax rates (Note 23)	-	(11,216)	-
Effect of change in fair value of cash flow hedge	4,419	9,112	(23,121)
Recovery of income tax (2)	-	60,249	62,228
Income tax expense	(406,657)	(91,314)	(162,704)

(1) Includes the reversal of deferred statutory profit sharing.

(2) Represents gains recorded in 2008 and 2009 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in each such year.

Income tax expense for the years ended December 31, 2010, 2009 and 2008 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2010	2009	2008
Income before income tax	1,186,127	430,415	880,773

Income tax expense at statutory tax rate	(366,992)	(92,662)	(238,822)
Non taxable income	2,797	1,940	40,785
Non deductible expenses	(38,132)	(41,085)	(18,883)
Recovery of income tax	-	60,249	62,228
Unrecognized tax losses	(4,330)	(8,540)	(8,012)
Effect of changes in tax rate	-	(11,216)	-
Income tax expense	(406,657)	(91,314)	(162,704)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

12     Property, plant and equipment, net

	Year ended December 31, 2010
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566

Translation differences	20,717	(18,926)	43,439	(4,097)	(7,566)	(1,522)	32,045
Acquisition of business	26,041	41,217	67,280	4,070	1,510	-	140,118
Additions	18,270	5,575	2,730	1,955	282,139	6,249	316,918
Disposals / Consumptions	-	(3,616)	(34,111)	(2,381)	(762)	(169)	(41,039)
Transfers	-	263,329	77,864	3,519	(344,712)	-	-

Values at the end of the year	489,750	1,799,404	4,181,696	152,280	318,330	37,148	6,978,608

Depreciation
Accumulated at the beginning of the year	-	(554,581)	(1,809,902)	(124,455)	-	(1,213)	(2,490,151)

Translation differences	-	20,341	29,192	4,128	-	54	53,715
Depreciation charge	-	(78,000)	(225,866)	(8,464)	-	(490)	(312,820)
Disposals / Consumptions	-	1,151	30,926	1,428	-	39	33,544

Accumulated at the end of the year	-	(611,089)	(1,975,650)	(127,363)	-	(1,610)	(2,715,712)

At December 31, 2010	489,750	1,188,315	2,206,046	24,917	318,330	35,538	4,262,896

	Year ended December 31, 2009
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686

Translation differences	11,665	(81,486)	(101,317)	(11,286)	(16,901)	(4,314)	(203,639)
Additions	6,892	1,276	1,692	1,170	179,648	-	190,678
Disposals / Consumptions	-	-	(760)	(4,613)	(2,483)	(3,288)	(11,144)
Transfers	(5,922)	55,188	94,542	1,770	(152,593)	-	(7,015)

Values at the end of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566

Depreciation
Accumulated at the beginning of the year	-	(532,056)	(1,688,314)	(126,937)	-	(2,066)	(2,349,373)

Translation differences	-	45,341	112,784	9,743	-	1,269	169,137
Depreciation charge	-	(67,866)	(234,688)	(9,985)	-	(441)	(312,980)
Disposals / Consumptions	-	-	316	2,724	-	25	3,065

Accumulated at the end of the year	-	(554,581)	(1,809,902)	(124,455)	-	(1,213)	(2,490,151)

At December 31, 2009	424,722	957,244	2,214,592	24,759	387,721	31,377	4,040,415

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

13    Intangible assets, net

	Year ended December 31, 2010
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	98,736	103,909	20,812	288,414	73,358	708,643	1,293,872

Translation differences	(363)	5,900	1,412	14,795	3,258	39,927	64,929
Acquisition of business	42	-	-	19,467	4,407	1,557	25,473
Additions	20,369	-	10,843	1,994	-	-	33,206
Disposals / Consumptions	-	-	(1,379)	-	-	-	(1,379)

Values at the end of the year	118,784	109,809	31,688	324,670	81,023	750,127	1,416,101

Amortization
Accumulated at the beginning of the year	(66,363)	(35,568)	-	(74,474)	(32,055)	-	(208,460)

Translation differences	690	(2,215)	-	(4,390)	(1,898)	-	(7,813)
Amortization charge	(17,068)	(9,817)	-	(29,847)	(13,748)	-	(70,480)

Accumulated at the end of the year	(82,741)	(47,600)	-	(108,711)	(47,701)	-	(286,753)

At December 31, 2010	36,043	62,209	31,688	215,959	33,322	750,127	1,129,348

	Year ended December 31, 2009
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	97,358	96,856	15,984	304,931	71,358	683,702	1,270,189

Translation differences	(4,417)	3,893	885	10,505	2,000	24,941	37,807
Additions	6,128	-	11,784	-	-	-	17,912
Disposals / Consumptions	(333)	-	(4,926)	-	-	-	(5,259)
Impairment charge (see note 27 (ii))	-	-	-	(27,022)	-	-	(27,022)
Transfers	-	3,160	(2,915)	-	-	-	245

Values at the end of the year	98,736	103,909	20,812	288,414	73,358	708,643	1,293,872

Amortization
Accumulated at the beginning of the year	(50,145)	(24,429)	-	(43,015)	(16,233)	-	(133,822)

Translation differences	2,841	(1,358)	-	(3,007)	(989)	-	(2,513)
Amortization charge	(19,059)	(9,781)	-	(28,452)	(14,833)	-	(72,125)

Accumulated at the end of the year	(66,363)	(35,568)	-	(74,474)	(32,055)	-	(208,460)

At December 31, 2009	32,373	68,341	20,812	213,940	41,303	708,643	1,085,412

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

14  Investments in associated companies

	As of December 31,
	2010	2009
At the beginning of the year	6,577	5,585

Translation adjustment	(53)	(118)
Acquisitions	302	-
Dividends received from associated companies	(302)	-
Equity in earnings of associated companies	1,688	1,110

At the end of the year	8,212	6,577

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2010	2009	2010	2009

Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	6,635	5,440
Finma S.A.I.F. (2)	Argentina	33.33%	33.33%	1,200	1,058
Techinst S.A. (2)	Argentina	33.33%	-	126	-
Arhsa S.A. (2)	Argentina	33.33%	-	176	-
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	75	79
				8,212	6,577

(1)     Holding Company. Indirectly through the participation in Ternium Treasury Services S.A. since August 9, 2010. Prior to this date, the participation was held by Ternium Procurement S.A.

(2)     Consulting and financial services. Indirectly through the participation in Siderar.

(3)     Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar. In process of liquidation.

15  Other investments, net – non-current

	As of December 31,
	2010	2009
Time deposits with related parties (i) (Note 30)	18,086	16,161
Investments in debt instruments	17,227	-
Others	262	253
Other investments, net – non-current	35,575	16,414

(i) Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

16  Receivables, net – non-current

	As of December 31,
	2010	2009
Receivables with related parties (Note 30)	285	372
Employee advances and loans	8,821	10,103
Advances to suppliers for the purchase of property, plant and equipment	21,125	36,446
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 30)	1,548	15,168
Tax credits	18,369	29,676
Others	6,677	9,968
Allowance for doubtful accounts (Note 21 )	(354)	(416)
Receivables, net – non-current	56,471	101,317

17  Receivables - current

	As of December 31,
	2010	2009
Value added tax	26,169	30,777
Tax credits	26,806	66,271
Employee advances and loans	10,465	8,822
Advances to suppliers	4,815	4,059
Advances to suppliers with related parties (Note 30)	552	519
Expenses paid in advance	3,695	4,676
Government tax refunds on exports	9,263	10,603
Receivables with related parties (Note 30)	548	892
Others	12,260	9,681
Receivables – current	94,573	136,300

18  Inventories, net

	As of December 31,
	2010	2009
Raw materials, materials and spare parts	523,832	438,231
Goods in process	998,552	678,977
Finished goods	415,985	213,025
Goods in transit	83,214	78,488
Obsolescence allowance (Note 22)	(68,193)	(58,153)
Inventories, net	1,953,390	1,350,568

19  Trade receivables, net

	As of December 31,
	2010	2009
Current accounts	669,403	441,952
Trade receivables with related parties (Note 30)	10,959	12,193
Allowance for doubtful accounts (Note 22)	(16,860)	(16,310)
Trade receivables, net	663,502	437,835

20  Cash, cash equivalents and other investments

	As of December 31,
	2010	2009
(i) Other investments
Deposits with maturity of more than three months	848,400	46,844

(ii) Cash and cash equivalents
Cash and banks	98,811	135,917
Restricted cash	12,343	-
Deposits with maturity of less than three months	1,668,262	1,959,881
Cash and cash equivalents	1,779,416	2,095,798

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

21  Allowances and Provisions – non current

	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2010
Values at the beginning of the year	416	18,913
Translation differences	(18)	(290)
Additions	-	6,721
Reversals	(44)	(1,178)
Uses	-	(8,022)
At December 31, 2010	354	16,144

Year ended December 31, 2009
Values at the beginning of the year	170	24,400
Translation differences	(18)	(1,538)
Additions	264	7,887
Reversals	-	(3,273)
Uses	-	(8,563)
At December 31, 2009	416	18,913

22  Allowances - current

	Deducted from assets

	Allowance for doubtful accounts	Obsolescence allowance	Valuation allowance
Year ended December 31, 2010

Values at the beginning of the year	16,310	58,153	-
Translation differences	(460)	1,911	-
Acquisition of business	4,168	1,290	-
Reversals	(3,885)	(17,719)	-
Additions	3,536	29,429	-
Uses	(2,809)	(4,871)	-
At December 31, 2010	16,860	68,193	-

Year ended December 31, 2009

Values at the beginning of the year	23,350	124,883	160,935
Translation differences	(561)	(216)	(2,918)
Reversals (1)	(3,860)	(65,465)	-
Additions	1,961	57,909	127,553
Uses	(4,580)	(58,958)	(285,570)
At December 31, 2009	16,310	58,153	-

(1) The world financial crisis that took place in part of 2009 and 2008 had a severe negative impact on the volume of international steel trade, thus reducing the rotation of the Company’s stock. Accordingly, the Company recorded a provision for slow-moving inventory taking the inventory to net realizable value. As market conditions improved during fiscal year 2009, certain inventory items covered by the obsolescence allowance were subsequently sold and their sales prices exceeded those initially estimated when the obsolescence allowance was recorded, resulting in the reversal of such excess amount at the time the related inventory was sold.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

23  Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2010	2009
At beginning of the year	(857,297)	(810,160)

Translation differences	(14,855)	11,574
Deferred income tax expense included within discontinued operations	-	(22,683)
Effect of changes in tax rate	-	(11,216)
Acquisition of business	7,832	-
Deferred tax credit (charge)	(1,035)	(24,812)

At end of the year	(865,355)	(857,297)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31,
					2010

At beginning of year	(687,120)	(55,225)	(94,728)	(130,022)	(967,095)

Translation differences	(14,378)	(3,880)	(5,314)	6,414	(17,158)
Acquisition of business	(17,092)	426	5,188	-	(11,478)
Deferred tax credit (charge)	36,563	(11,819)	13,693	(45,765)	(7,328)
At end of year	(682,027)	(70,498)	(81,161)	(169,373)	(1,003,059)

Deferred tax assets	Provisions	Trade Receivables	Tax losses (1)	Other	Total at December 31,
					2010

At beginning of year	63,193	7,835	-	38,770	109,798

Translation differences	1,104	383	(1,012)	1,828	2,303
Acquisition of business	-	754	18,556	-	19,310
Income statement credit (charge)	2,329	(1,001)	4,666	299	6,293
At end of year	66,626	7,971	22,210	40,897	137,704

(1) As of December 31, 2010, the recognized tax losses amount to USD 22,210 and the net unrecognized deferred tax assets amount to USD 22,302. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2010	2009
Deferred tax assets to be recovered after more than 12 months	82,980	61,916
Deferred tax liabilities to be settled after more than 12 months	(922,136)	(911,289)
	(839,156)	(849,373)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24  Other liabilities

		As of December 31,
		2010	2009
(i)	Other liabilities - non-current

	Termination benefits	4,877	4,114
	Pension benefits	166,812	151,562
	Related parties (Note 30)	507	1,058
	Other	29,116	19,892
	Other liabilities – non-current	201,312	176,626

 Pension benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Year ended December 31,
	2010	2009
Present value of unfunded obligations	262,366	201,145
Unrecognized prior service costs	(3,694)	(4,120)
Unrecognized actuarial losses	(72,946)	(45,463)
Fair value of plan assets	(18,914)	-
Liability in the statement of financial position	166,812	151,562

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2010	2009
Current service cost	4,697	4,594
Interest cost	20,000	17,351
Amortization of prior service costs	634	529
Net actuarial losses recognized in the year	2,656	812
Total included in labor costs	27,987	23,286

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Year ended December 31,
	2010	2009
At the beginning of the year	151,562	125,700

Transfers, new participants and funding of the plan	(20,412)	(795)
Total expense	27,987	23,286
Translation differences	8,473	4,711
Contributions paid	(798)	(1,340)
At the end of the year	166,812	151,562

The principal actuarial assumptions used were as follows:

Mexico	Year ended December 31,
	2010	2009
Discount rate	8.75%	9.50%
Rate of compensation increase	4.00%	4.00%

Argentina	Year ended December 31,
	2010	2009
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24  Other liabilities (continued)

		As of December 31,
		2010	2009
(ii)	Other liabilities – current
	Payroll and social security payable	88,727	40,656
	Termination benefits	6,693	7,663
	Related Parties (Note 30)	22,017	4,792
	Others	6,173	3,910
	Other liabilities – current	123,610	57,021

25  Derivative financial instruments

 Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2010 and 2009 were as follows:

	Year ended December 31,
	2010	2009
Contracts with positive fair values:

Foreign exchange contracts	212	1,588
	212	1,588
Contracts with negative fair values:

Interest rate swap contracts	(54,675)	(78,710)
Foreign exchange contracts	(102)	-
	(54,777)	(78,710)

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2010, most of the Company’s long-term borrowings were at variable rates.

Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. The notional amount represents 50% of its total exposure.

On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in September 2011 and March 2012.

On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements in an average swap level of 5.22% and a knock-in level of 2.5%. As of December 31, 2010, the notional amount outstanding is USD 645 million. These agreements are due in July 2012 and have been accounted for as cash flow hedges. Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income Tax	Total

At December 31, 2008	(82,574)	23,121	(59,453)
(Decrease) / Increase	(19,348)	5,417	(13,931)
Reclassification to income statement	55,229	(14,529)	40,700
At December 31, 2009	(46,693)	14,009	(32,684)
(Decrease) / Increase	(19,334)	5,800	(13,534)
Reclassification to income statement	34,063	(10,219)	23,844
At December 31, 2010	(31,964)	9,590	(22,374)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2010 (amounting to a loss of USD 32.0 million) is expected to be reclassified to the income statements as follows: USD 19.4 million in 2011, and USD 12.6 million in 2012.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25   Derivative financial instruments (continued)

On August 13, 2010, Ternium Treasury Services entered into an interest rate swap agreement that floats the interest rate to be paid over an aggregate notional amount of USD 10.1 million, to the equivalent of Fed Funds rate plus 38 bps. This agreement expires in April 2012.

b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2010, Siderar and its subsidiary Prosid Investments have entered into several forward agreements to manage the exchange rate exposure generated by Siderar’s sales in EUR. The notional amount hedged as of December 31, 2010 was EUR 3.3 million with an average forward price of 1.39 USD per EUR.

Beginning in August 2010, Ternium Treasury Services entered into a cross currency swap agreement over an aggregate notional amount of EUR 5.0 million, at an exchange rate of 1.32 USD per EUR, to manage its exposure to investments in Euros. This agreement is due in November 18, 2011.

Furthermore, during 2010, Ternium International Costa Rica and Ternium Guatemala, subsidiaries of Ternium Mexico, have been hedging their exposure denominated in their local currencies through non-deliverable forward agreements. As of December 31, 2010, the agreements aggregate notional amount were CRC 4.1 billion at an exchange rate of 514 CRC per USD and GTQ 49 million at an exchange rate of 8.12 GTQ per USD.

The net fair values of the exchange rate derivative contracts as of December 31, 2010 and December 31, 2009 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2010	2009

USD/EUR	Forward	3,300 EUR	212	177
USD/EUR	Cross Currency Swap	5,000 EUR	(52)	-
CRC/USD	ND Forward	4,113,280 CRC	8	-
GTQ/USD	ND Forward	48,711 GTQ	(57)
MXN/USD	Forward	-	-	773
ARS/USD	ND Forward	-	-	638
			111	1,588

None of the foreign exchange contracts described above were accounted for as cash flow hedges.

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

26  Borrowings

	Year ended December 31,
	2010	2009
(i) Non-current
Bank borrowings	1,429,278	1,794,149
Less: debt issue costs	(2,704)	(6,945)
	1,426,574	1,787,204
(ii) Current
Bank borrowings	517,718	543,940
Less: debt issue costs	(4,635)	(4,415)
	513,083	539,525

Total Borrowings	1,939,657	2,326,729

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

26   Borrowings (continued)

The maturity of borrowings is as follows:

	Expected Maturity Date
				At December 31, (1)
	2011	2012	2013 and thereafter	2010	2009

Fixed Rate	14,206	-	-	14,206	15,595
Floating Rate	498,877	1,289,445	137,129	1,925,451	2,311,134

Total	513,083	1,289,445	137,129	1,939,657	2,326,729

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at year end were as follows:

	December 31,
	2010	2009
Bank borrowings	3.29%	3.04%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2010 and 2009, respectively.

Breakdown of borrowings by currency is as follows:

Currency	Interest rates	December 31,
		2010	2009
USD	Floating	1,786,928	2,311,134
USD	Fixed	-	3,971
ARS	Fixed	312	11,624
BRL	Floating	12,725	-
GTQ	Fixed	10,148	-
COP	Floating	125,798	-
COP	Fixed	3,746	-
Total Borrowings		1,939,657	2,326,729

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27     Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración  Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place.  The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 19.2 million as of December 31, 2010.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.

On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 2.1 million as of December 31, 2010 as management considers there could be a potential cash outflow.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 107.3 million and is due to terminate in 2018.

(b) Siderar, within the investment plan to increase its production capacity, has entered into several commitments to acquire new production equipment for a total consideration of USD 121.5 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the operation and maintenance of a separation facility at San Nicolás for a contracted amount of USD 177.2 million as of December 31, 2010, which is due to terminate in 2025.

Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with its production requirements in Argentina. As a result of the severe global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation. As a result of such negotiations, the payment and supply obligations of the parties under the long-term contract were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide Argentine certain equipment for an aggregate amount of approximately US$22.3 million. If Siderar were to resume its expansion plan on or prior to March 31, 2012, Air Liquide would be required to repurchase that equipment at the same price, and the payments and supply obligations under the contract would be reinstated; otherwise, the contract and all rights and obligations thereunder would terminate automatically on March 31, 2012, and Siderar would be required to pay to Air Liquide Argentina an aggregate amount currently estimated at US$12 million.

(d) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 643.3 million, which include purchases of certain raw materials at prices that are USD 21.6 million higher than market prices at the end of the period. The Company records the actual cost incurred for the purchase of such raw materials and does not recognize any anticipated losses, as sales prices of finished goods are expected to exceed production cost.

(e) The production process of Ternium Mexico’s (former Hylsa's plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 1.1 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 27% of Ternium Mexico's electricity needs.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27   Contingencies, commitments and restrictions on the distribution of profits (continued)

(f) Ternium Mexico is a party to several long-term operating lease agreements for the rental of machinery, materials handling equipment and computers. There are no due amounts for year 2011. Total loss for lease payments recorded in the year ended December 31, 2010 accounts for USD 0.7 million.

(g) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 257 million and the contract will terminate in 2018.

(h) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, and Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.

In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligation) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated would exceed the USD 150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers understand would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.

On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers' termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.

On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD 150 million liability cap (out of which approximately USD 29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. At the date hereof, all other issues in this arbitration proceeding, including damages and costs awards and off-takers’ counterclaims, are pending determination. As of the date hereof, Ternium believes that Ternium Procurement’s liability in connection with this matter (which in no event may exceed the amount of the cap) cannot be reasonably estimated.

At the time of obtaining control over Grupo Imsa in 2007, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company recorded an impairment of the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset was not representative of market conditions at that time.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27  Contingencies, commitments and restrictions on the distribution of profits (continued)

(iii)      Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2010, this reserve reached the above-mentioned threshold.

As of December 31, 2010, Ternium may pay dividends up to USD 6.3 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2010
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	101,437
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2010 (1)	1,535,379
Profit for the year	4,666,555
Total shareholders equity under Luxembourg GAAP	9,922,710

(1) As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see note 36 - Subsequent events), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

28  Earnings per share

As of December 31, 2010, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2010, 2009 and 2008, the weighted average of shares outstanding totaled 2,004,743,442 shares.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2010	2009	2008
Profit from continuing operations attributable to equity holders of the Company	622,076	305,830	544,987
Profit from discontinued operations attributable to equity holders of the Company	-	411,570	170,431

Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	2,004,743,442

Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.31	0.15	0.27
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (USD per share)	-	0.21	0.09

29  Discontinued operations

(i) Sale of non strategic U.S. assets

On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

29  Discontinued operations (continued)

(ii) Nationalization of Sidor

On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela dated April 30, 2008, ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor's operations, and Sidor's board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.

On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG.  The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the final payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG, on the rescheduling of the unpaid balance, which amounted to USD 257.4 million. As provided in the refinancing agreement, CVG paid USD 7.0 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. The first installment of USD 31.2 million was paid on February 16, 2011. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (“Enarsa”) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“Cammesa”) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). In addition, Ternium continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law in the event of non-payment of the amounts still owing to it.

The payments so rescheduled bear interest at 6.28% annual rate and, accordingly, the carrying amount of the receivable does not differ significantly from the net present value, at market rates, of the expected cash flows there under.

At December 31, 2010, the carrying amount of the Sidor financial asset (following the receipt of USD 1,721.0 million cash payments up to December 31, 2010) amounted to USD 258.0 million (of which USD 183.4 million were current and USD 74.5 million were non-current).

At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments up to December 31, 2009) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG. The Company estimated, at May 7, 2009, the 14.36% annual discount rate on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG. However, as the Venezuelan sovereign debt with similar maturities was governed by New York law while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable.

At December 31, 2009, the Company recorded a net gain, for accounting purposes, of USD 428.0 million in connection with this transaction which was disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, for accounting purposes, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009.

In the years ended December 31, 2010 and 2009, the Company recorded gains in the amount of USD 61.0 million and USD 136.0 million, respectively, included in “Interest income – Sidor financial asset” in the Income Statement, representing the accretion income over the receivable held against CVG.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

29  Discontinued operations (continued)

 (iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2010	2009	2008 (1)

Net sales	-	-	467,618
Cost of sales	-	-	(306,744)
Gross profit	-	-	160,874

Selling, general and administrative expenses	-	-	(90,362)
Other operating income (expenses), net	-	-	1,080
Operating income	-	-	71,592

Financial expenses, net	-	-	(15,330)
Loss from Participation Account – Sidor	-	-	(96,525)
Income from Participation Account	-	-	210,205
Equity in (losses) earnings of associated companies	-	-	(150)
Income before income tax	-	-	169,792

Income tax benefit	-	-	41,326
Subtotal	-	-	211,118

Gain form the sale of non strategic U.S. assets – see Note 29 (i)			97,481
Reversal of currency translation adjustment – Sidor	-	-	(151,504)
Gain from the disposal of Sidor (net of income tax)	-	428,023	-
Income from discontinued operations	-	428,023	157,095

(1)        Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.

(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2010	2009	2008 (1)

Cash flows from discontinued operating activities
Net income of from discontinued operations	-	428,023	157,095
Adjustments for:
Depreciation and amortization	-	-	50,820
Income tax accruals less payments	-	-	(41,613)
Gain from the sale of non strategic U.S. assets	-	-	(97,481)
Reversal of currency translation adjustment – Sidor	-	-	151,504
Gain from the disposal of Sidor	-	(428,023)
Changes in working capital and others	-	-	107,184
Cash flows from discontinued operating activities	-	-	327,509
Net cash used in discontinued investing activities	-	-	(54,923)
Net cash used in discontinued financing activities	-	-	(30,216)
Net cash flows from discontinued operations	-	-	242,370

(1)        Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

30  Related party transactions

At December 31, 2010, Techint Holdings S.à.r.l. (formerly known as III Industrial Investments Inc.), a Cayman Islands company (“Techint”) owned 60.64% of the Company’s share capital and Tenaris held 11.46%, of the Company’s share capital. As of December 31, 2010, each  of Techint and Tenaris were controlled by San Faustin N.V., a Netherland Antilles company (“San Faustin”); Rocca & Partners S.A. (“R&P”) controlled a significant portion of the voting power of San Faustin and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin, such as the election of directors, the approval of certain corporate transactions and other matters concerning its policies; and there were no controlling shareholders for R&P.

Prior to the date of issuance of these financial statements, the Company was informed by Techint that there had been a reorganization in the chain of ownership of the Company pursuant to which the Company’s direct and indirect controlling shareholders had been redomiciled to Europe. The Company was further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:

•         Techint transferred its domicile from the Cayman Islands to Luxembourg;

•         San Faustin also transferred its domicile from Curacao to Luxembourg and changed its name to “San Faustin S.A.” and

•         In connection with the redomiciliation of San Faustin into Luxembourg, R&P organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related Parties see Note 27.

The following transactions were carried out with related parties:

	Year ended December 31,
	2010	2009	2008
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	172,337	40,915	109,036
Sales of services to associated parties	65	76	43
Sales of services to other related parties	1,763	562	1,101
	174,615	41,553	110,180
(b) Purchases of goods and services
Purchases of goods from other related parties	49,735	34,834	61,127
Purchases of services from associated parties	38,939	31,403	32,796
Purchases of services from other related parties	114,377	91,404	172,708
	203,051	157,641	266,631
(c) Financial results
Income with associated parties	78	581	906
Income with other related parties	-	118	-
Expenses with other related parties	-	(29)	-
	78	670	906
(d) Dividends
Dividends received from associated parties	302	-	-

(ii) Year-end balances	At December 31,
	2010	2009

a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	368	329
Receivables from other related parties	11,424	13,128
Advances to suppliers with other related parties	2,101	15,687
Payables to associated parties	(1,953)	(1,775)
Payables to other related parties	(42,048)	(16,541)
	(30,108)	10,828

(b) Other investments
Time deposit	18,086	16,161
	18,086	16,161

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

30  Related party transactions (continued)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2010 the cash compensation of Officers and Directors amounted to USD 11,144.

In addition, Officers received 763 thousand Units for a total amount of USD 2,238 in connection with the incentive retention program mentioned in note 4 (n) (3).

31  Joint Venture in Mexico

On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market.  The joint venture company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.

Tenigal plans to build a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year.  Ternium expects that construction of the facility would require a total investment of approximately USD 350 million. The plant is currently expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers.

In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investments of approximately USD 700 million.

32  Other required disclosures

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income Tax	Total

At December 31, 2008	(82,574)	23,121	(59,453)	(621,450)
Increase / (Decrease)	(19,348)	5,417	(13,931)	(93,922)
Reclassification to income statement	55,229	(14,529)	40,700	-
At December 31, 2009	(46,693)	14,009	(32,684)	(715,372)
Increase / (Decrease)	(19,334)	5,800	(13,534)	35,915
Reclassification to income statement	34,063	(10,219)	23,844	-
At December 31, 2010	(31,964)	9,590	(22,374)	(679,457)

(b) Statement of cash flows

		At December 31,
		2010	2009	2008
(i)	Changes in working capital (1)
	Inventories	(497,430)	429,122	(821,713)
	Receivables and others	30,052	115,252	(35,031)
	Trade receivables	(179,308)	193,677	(22,535)
	Other liabilities	63,062	(67,778)	20,412
	Trade payables	135,651	(35,094)	(212,605)
		(447,973)	635,179	(1,071,472)
(ii)	Income tax accrual less payments
	Tax accrued (Note 11)	406,657	91,314	162,704
	Taxes paid	(179,837)	(140,656)	(251,215)
		226,820	(49,342)	(88,511)
(iii)	Interest accruals less payments
	Interest accrued	70,771	105,655	138,979
	Interest paid	(70,830)	(94,949)	(223,130)
		(59)	10,706	(84,151)

(1) Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33  Recently issued accounting pronouncements

(i) Improvements to International Financial Reporting Standards

In May 2010, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.

The effective date of each amendment is included in the IFRS affected.

The Company’s management estimates that the application of these improvements will not have a material effect on the Company’s financial condition or results of operations.

(ii) Amendments to IFRS 7, “Financial Instruments: Disclosures”

In October 2010, the IASB amended International Financial Reporting Standard 7 “Financial Instruments- Disclosures”. The amendment requires disclosures to help users of financial statements evaluate the risk exposures relating to transfers of financial assets that are not derecognised and the effect of those risks on an entity’s financial position.

Entities shall apply these amendments for annual periods beginning on or after 1 July 2011. Earlier application is permitted.

The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.

34  Financial risk management

1)   Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. These hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2010. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD	MXN	ARS	COP

US dollar (USD)	(n/a)	(1,922.2)	200.1	(48.1)
EU euro (EUR)	(13.9)	(3.8)	8.8	-
Other currencies	-	-	0.4	-

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34  Financial risk management (continued)

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 17.2 million lower (USD 19.6 million lower as of December 31, 2009), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, borrowings and trade payables. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.9 billion, the currency translation adjustment included in total equity would have been USD 38.8 million lower (USD 32.5 million lower as of December 31, 2009), arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso and the Colombian peso.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments –which also includes the effect of derivative financial instruments- was 3.29% and 3.04% for 2010 and 2009, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2010 and 2009, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,925 million (99.3% of total borrowings) at December 31, 2010 and USD 2,311 million (99.4 % of total borrowings) at December 31, 2009.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2010, excluding borrowings with derivatives contracts mentioned in Note 25(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2010 would have been USD 10.3 million lower (USD 7.6 million lower as of December 31, 2009).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 27(ii).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of  Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2010, trade receivables total USD 663.5 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 15.3 million, credit insurance of USD 375.5 million and other guarantees of USD 18.9 million.

As of December 31, 2010, trade receivables of USD 594.6 million were fully performing.

As of December 31, 2010, trade receivables of USD 55.7 million were past due. These trade receivables as of December 31, 2010, are past due less than 3 months.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34  Financial risk management (continued)

The amount of the allowance for doubtful accounts was USD 17.2 million as of December 31, 2010.

The carrying amounts of the Company’s trade and other receivables as of December 31, 2010, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	387.9
EU euro (EUR)	14.1
Argentine peso (ARS)	34.2
Mexican peso (MXN)	307.1
Colombian peso (COP)	71.0
Other currencies	0.2
814.5

1.3)     Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations.

Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The Company has not negotiated additional credit facilities.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2011	2012	2013	2014	Thereafter

Borrowings	513.0	1,289.4	12.7	24.9	99.5
Interests to be accrued (1)	26.6	17.6	9.5	7.5	9.5
Trade payables and other liabilities	569.9	0.5	-	-	-
Derivatives financial instruments	35.9	19.0	-	-	-

Total	1,145.4	1,326.5	22.2	32.4	109.0

(1)        These amounts do not include the effect of derivative financial instruments.

As of December 31, 2010 total cash and cash equivalents and other current investments less borrowings amounted to USD 688.2 million.

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.22 and 0.27 as of December 31, 2010 and 2009, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2)       Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non financial assets and liabilities such as advanced payments and income tax payables, are not included.

At December 31, 2010 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	38,693	-	38,693
Derivative financial instruments	-	212	212
Trade receivables	663,502	-	663,502
Other investments	23,864	859,849	883,713
Cash and cash equivalents	113,342	1,666,073	1,779,416

Total	839,401	2,526,134	3,365,536

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34  Financial risk management (continued)

At December 31, 2010 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	28,682	28,682
Trade payables	-	541,709	541,709
Derivative financial instruments	54,777		54,777
Borrowings	-	1,939,657	1,939,657

Total	54,777	2,510,048	2,564,825

Trade payables, borrowings and other liabilities are carried at amortized cost. These amounts do not differ significantly from fair value.

Fair Value by Hierarchy

Following the requirements contained in paragraph 27B of IFRS 7, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement at December 31, 2010 (in USD thousand):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Cash and cash equivalents	1,666,073	1,531,082	134,991	-
Other investments	859,849	811,824	48,025	-
Derivatives financial instruments	212	-	212	-
Total assets	2,526,134	2,342,906	183,228	-

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	54,777	-	54,777	-
Total liabilities	54,777	-	54,777	-

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

3)       Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34   Financial risk management (continued)

hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2010, the effective portion of designated cash flow hedges amounts to USD 22.4 million (net of taxes for USD 9.6 million) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4)   Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

35  Auditor’s fees

Total fees accrued for professional services rendered by PricewaterhouseCoopers to Ternium S.A. and its subsidiaries during the year ended December 31, 2010 amounted to USD 3,144, including USD 2,457 for audit services, USD 449 for audit-related services, USD 232 for tax services and USD 6 for all other services.

36  Subsequent events

(i) Repurchase of Shares from Usiminas concurrently with secondary public offering

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and Techint. The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with its repurchase of shares from Usiminas, Ternium collected a USD 10.2 million fee and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds 11.46% of the Company’s share capital and Usiminas will no longer own any Ternium shares. In addition, the two members of Ternium’s board of directors nominated by Usiminas resigned from the Ternium board.

(ii) Debt restructuring in Ternium Mexico

On April 6, 2011, the Company’s subsidiary Ternium Mexico, S.A. de C.V. (Ternium Mexico), Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa, a company subsequently merged into Ternium Mexico. The outstanding balance of the facility so refinanced amounted to USD

1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico will repay the remaining USD 0.2 billion principal amount of the loans that were not so refinanced.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

 (iii) Recent developments concerning Siderar S.A.I.C.

As of the date of issuance of these financial statements, 25.97% of the Company’s majority-owned Argentine subsidiary Siderar S.A.I.C. (“Siderar”) is held by the Administración Nacional de la Seguridad Social (“ANSeS”), Argentina's governmental social security agency. ANSeS became a shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina's private pension system.

Investments held by the private pension funds were subject to certain restrictions, including a cap preventing them to exercise more than 5% of any company's voting rights (regardless of their share participation in any such company), and the act of Congress ordering the transfer of assets from the private pension funds to ANSeS provided that all limitations applicable to the pension funds would continue to apply to ANSeS.  On April 13, 2011, the Argentine Executive Branch issued Decree 441/2011, which purports to abrogate the 5% cap on voting rights. Siderar and the Company believe that Decree 441/2011 is unconstitutional based on, among other reasons, the absence of the urgency grounds that must be met for an act of Congress to be amended by a decree of the Executive Branch. The Company is taking action in court against Decree 441/2011.

On April 15, 2011, Siderar's annual general shareholders' meeting resolved, among other things, to approve a dividend payment of Argentine Pesos 1.5 billion (USD 370 million). At that meeting, the Company objected to the exercise by ANSeS of voting rights in excess of the 5% cap; however, ANSeS was allowed to record its vote as though the 5% restriction did not apply. Although the ANSeS representative voted against the dividend payment and most other resolutions proposed by Siderar's board of directors, ANSeS did not prevail in any vote, even computing its votes without giving effect to the voting cap. Following the dividend approval, the shareholders’ meeting was suspended until May 11, 2011.

After the meeting, the Comisión Nacional de Valores (“CNV”), Argentina's securities regulator, declared Siderar's shareholder meeting (including the resolution approving the USD 370 million dividend) void for “administrative purposes.” Siderar believes (and the Company agrees) that the CNV resolution is illegal and is challenging it in court.

On May 2, 2011, Siderar received notice of a preliminary injunction issued at ANSeS’s request by a Commercial Court in the City of Buenos Aires, suspending the execution of certain resolutions taken by Siderar’s shareholders’ meeting (including the allocation of results for fiscal year 2010), and ordering Siderar to refrain from disposing, in whole or in part, of certain reserves and retained earnings accounts recorded in its net equity, except for the purpose of paying dividends to Siderar’s shareholders. Siderar announced that it will file an appeal against certain aspects of this injunction.  Upon receipt of further clarifications from the commercial court as to the scope of the injunction, Siderar also confirmed that it will make its USD370 million dividend payment on May 11, 2011.

Pablo Brizzio
Chief Financial Officer

Audited Annual Accounts

as at December 31, 2010

Ternium S.A.

 Société Anonyme

46a, Avenue John F. Kennedy, 2nd floor
L-1855 Luxembourg
R.C.S. Luxembourg B-98-668

Management Report

The board of directors of Ternium S.A. (the “Company”) submits the annual accounts for the fiscal year ended December 31, 2010 in accordance with article 20 of the Company’s articles of association and Luxembourg applicable laws and regulations.

The Company

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

Results for the year

Profit for the year ended December 31, 2010 totaled USD 4,666,554,770.

Income for the year 2010 totaled USD 4,760,686,597:

a)       Gain from the liquidation of affiliated undertakings amounted to USD 3,964,114,678.

b)       Dividends obtained by the Company totaled USD 731,602,256 million, from its investments in Ternium International Inc. (USD 390,000,000), Ternium Internacional S.A. (USD 163,000,000), Ylopa – Serviços de Consultadoria Lda. (USD 56,359,037), Ternium Investments S.A. (USD 42,500,000), Ternium Procurement S.A. (USD 64,743,219), and Ternium Treasury Services S.A. (USD 15,000,000).

c)        Interest earnings from financial investments and interests earned on the financial receivable with Corporación Venezolana de Guayana (CVG) amounted to USD 64,163,523.

d)       Gain from net foreign exchange transactions amounted to USD 806,140.

Charges for the year 2010 totaled USD 94,131,827, principally due to:

a)         Losses from investments in affiliated undertakings totaled USD 68,839,634, from the investment in Ylopa - Serviços de Consultadoria Lda., which distributed a significant portion of its net assets as dividends thus leaving the investment valuation at cost in Ternium S.A.’s books irrelevant.

b)         Administrative and general expenses totaled USD 20,409,622, amortization of formation expenses USD 4,658,914 and taxes USD 223,657.

Investments in affiliated companies

As of December 31, 2010, the Company had investments in affiliated companies for USD 9,933,219,074.

Detailed below are modifications of investments in affiliated companies (not including dividends received) for the last two years:

  On March 31, 2009 Fasnet International S.A. was liquidated, distributing its only asset consisting of USD 146,017 in cash, to the Company (which was its sole shareholder), generating a gain for the Company of USD 136,017.

  On August 19, 2009 Ylopa transferred to the Company -in the proportion of the Company’s share in Ylopa’s equity- the rights under a financial receivable with Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity) derived from the sale of Ylopa’s interest in Sidor C.A. through its subsidiary Consorcio Siderurgia Amazonia S.L.U. The fair value of the Company’s share in the rights of this financial receivable at the date of transfer of rights was USD 1,020,384,464. The transfer –together with a cash payment of USD 147,486,145- was carried out by means of a capital reduction of USD 1,015,224,954 and a dividend declared on the same date for the amount of USD 152,645,656. In addition, on May 7, 2009, Ylopa declared and paid a cash dividend in the amount of USD 342,482,680. After recording these transactions, the book value of Ternium’s investment in Ylopa was reduced to USD 672,966,624. This amount exceeded the recoverable value of the investment by USD 597,762,103 and, accordingly, the Company booked an impairment loss for that amount at December 31, 2009.

  On May 13, 2010, the Company booked an impairment of USD 68,839,634 on its investment in Ylopa, following the distribution of dividends of USD 56,359,017 and the reimbursement of the additional paid in capital of USD 2,146,614. As a result of this transaction, the investment of the Company in Ylopa was valued at USD 4,218,273.

  On June 7, 2010, the Company decided a voluntary reduction of USD 40,047,345 in its investment in Ternium Internacional S.A., following the distribution of dividends of USD 163,000,000. As a result of this decision, the investment of the Company in Ternium Internacional S.A. was valued at USD 79,952,655.

  On July 16, 2010, the Company made a cash contribution of USD 36,000 to its newly incorporated subsidiary Ternium Investments S.à.r.l.

  On July 20, 2010 Ternium Procurement S.A. transferred to the Company its investment in Ternium Brasil S.A., in the proportion of Ternium Procurement S.A.’s share in the equity of Ternium Brasil S.A. As a result of this transaction, the Company incorporated a direct participation in Ternium Brasil of 95.00%, equivalent to USD 9,493,219.

  On September 14, 2010, the Company made a cash contribution of USD 99,354 to its newly incorporated subsidiary Ternium Investments Switzerland AG.

  On October 14, 2010, the Company made a cash contribution of USD 5,700,000 to its newly incorporated subsidiary Ternium Brasil S.A.

  On December 2, 2010, the Company made an in-kind contribution to Ternium Investments Switzerland AG by the transfer of its ownership in Ternium International Inc., Ternium Internacional S.A., Ternium Treasury Services S.A. and Ternium Procurement S.A. (all of them representing a 100.00% equity interest in these companies)

Additionally, on December 6, 2010, the Company made an in-kind contribution to increase the issued share capital in Ternium Investments S.à.r.l. by a total subscription price of USD 9,933,183,074. The share capital was increased by USD 4,966,591,537, the share premium reserve was valued at USD 4,469,928,783 and the legal reserve was valued at USD 496,662,754. The in-kind contribution consisted mainly in the transfer of the Company’s ownership in Ternium Brasil S.A., Ternium Investments Switzerland AG, Ternium Investments S.A. and Ylopa (representing a 95.00%, 100.00%, 100.00% and 85.62% equity interest in these companies, respectively). Prior to this transfer, the investments in Ternium Investments Switzerland AG and in Ternium Investments S.A. were revalued at fair market value, based on the valuation analysis prepared by an independent valuation specialist.

A summary of changes in the book value of the investment is included below, together with a detail of gains derived from this transfer of shares from Ternium to Ternium Investments S.à.r.l.:

	Book value before shares transfer USD	Transfer value USD	Gain (loss) on shares transfer USD
Ternium International Inc.	5,000,000
Ternium Internacional S.A.	79,952,655
Ternium Treasury Services S.A.	3,000,000
Ternium Procurement S.A.	4,147,658
Ternium Investments Switzerland AG Share capital prior to shares transfer	99,354
Ternium Investments Switzerland AG	92,199,667	910,545,108	818,345,441
Ternium Brasil S.A.	15,193,219	11,492,468	(3,700,751)
Ternium Investments S.A.	3,168,073,310	6,317,075,719	3,149,002,409
Ylopa - Servicos de Consultadoria Lda.	4,218,273	4,685,852	467,579
Total	3,279,684,469	7,243,799,147	3,964,114,678

In addition and to complete the total amount of the in-kind contribution, Ternium also transferred to Ternium Investments S.à.r.l. the following financial assets:

Transfer value USD
Financial Securities	1,577,600,119
Receivables with Consorcio Siderurgia Amazonia S.L.U.	220,320,838
Receivables with Ternium Internationaal B.V.	397,733,110
Receivables with Ternium Procurement S.A.	403,267,448
Receivables with Ternium Treasury Services B.V.	65,486,601
Cash	24,975,811
Total	2,689,383,927

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2010 consist of:

Company	Country	% of beneficial ownership	Book value at 12.31.2009 USD	Net Additions/ (Decreases) USD	Book value at 12.31.2010 USD
Ylopa – Serviços de Consultadoria Lda.	Portugal	85.62%	75,204,521	(75,204,521)	-
Ternium Investments S.A. (formerly Dirken Company S.A.)	Uruguay	100.00%	3,168,073,310	(3,168,073,310)	-
Ternium Internacional S.A.	Uruguay	100.00%	120,000,000	(120,000,000)	-
Ternium Treasury Services S.A.	Uruguay	100.00%	3,000,000	(3,000,000)	-
Ternium International Inc.	Panamá	100.00%	5,000,000	(5,000,000)	-
Ternium Procurement S.A. (formerly Alvory S.A.)	Uruguay	100.00%	4,147,658	(4,147,658)	-
Ternium Investments S.à.r.l.	Luxembourg	100.00%	-	9,933,219,074	9,933,219,074
Shares in affiliated undertakings			3,375,425,489	6,557,793,585	9,933,219,074

Pablo Brizzio

Chief Financial Officer

Audit Report

To the Shareholder(s) of

Ternium S.A.

Report on the annual accounts

We have audited the accompanying annual accounts of Ternium S.A., which comprise the balance sheet as at December 31, 2010, the profit and loss account for the year then ended and a summary of significant accounting policies and other explanatory notes.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Ternium S.A. as of 31 December 2010, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is consistent with the annual accounts.

PricewaterhouseCoopers S.à r.l.                                                                                        Luxembourg, May 4, 2011

Represented by

Mervyn R. Martins

Balance sheets as at December 31, 2010 and 2009

(expressed in United States Dollars)

	Notes	12/31/2010	12/31/2009
		USD	USD
ASSETS

Formation expenses	5	-	4,658,914
		-	4,658,914

Fixed assets

Financial assets	2 & 6
- Shares in affiliated undertakings		9,933,219,074	3,375,425,489
		9,933,219,074	3,375,425,489

Current assets

Debtors
- Sidor Financial Asset	3	-	825,690,664
- Other receivables		26,483	21,604
		26,483	825,712,268

Cash at banks, cash in hand and cash equivalents	7
- with affiliated undertakings		-	1,155,630,978
- with third parties		3,157	124,774
		3,157	1,155,755,752

Total assets		9,933,248,714	5,361,552,423

The accompanying notes are an integral part of these annual accounts.

Balance sheets as at December 31, 2010 and 2009 (Contd.)

(expressed in United States Dollars)

	Notes	12/31/2010	12/31/2009
		USD	USD

LIABILITIES
Shareholders' equity	8
- Share capital		2,004,743,442	2,004,743,442
- Legal reserve	9	200,474,346	200,474,346
- Distributable reserves		101,437,293	201,674,465
- Non distributable reserves		1,414,121,505	1,414,121,505
- Retained earnings		1,535,378,894	1,457,281,246
- Profit for the year		4,666,554,770	78,097,648
		9,922,710,250	5,356,392,652

Provisions
- Becoming due and payable after more than one year		5,880,538	2,543,665
		5,880,538	2,543,665
Creditors
- Becoming due and payable within one year	10	2,826,177	977,081
Other creditors
- Becoming due and payable within one year		1,831,749	1,639,025
		4,657,926	2,616,106

Total liabilities		9,933,248,714	5,361,552,423

The accompanying notes are an integral part of these annual accounts.

Profit and loss accounts for the years ended

December 31, 2010 and 2009

(expressed in United States Dollars)

	Note	12/31/2010	12/31/2009
		USD	USD
CHARGES

Amortization of formation expenses	5	4,658,914	4,658,914

Administrative and general expenses	12	20,409,622	15,166,928

Realized loss on exchange		-	1,632,958

Losses from investments in affiliated undertakings	2	68,839,634	597,762,103

Taxes (Other than income taxes)	11	223,657	66,402

Profit for the year		4,666,554,770	78,097,648

Total charges		4,760,686,597	697,384,953

INCOME

Gain from the transfer of shares in affiliated undertakings	2	3,964,114,678	136,017

Interest income	13	64,163,523	53,620,600

Realized gain on exchange		806,140	-

Dividends income	14	731,602,256	643,628,336

Total income		4,760,686,597	697,384,953

The accompanying notes are an integral part of these annual accounts.

Notes to the Accounts

Notes to the accounts

Note 1 - Business of the Company

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

Note 2- Acquisition of business

On March 31, 2009 Fasnet International S.A. was liquidated, distributing its only asset consisting of USD 146,017 in cash, to the Company (which was its sole shareholder), generating a gain for the Company of USD 136,017.

On August 19, 2009 Ylopa transferred to the Company -in the proportion of the Company’s share in Ylopa’s equity- the rights under a financial receivable with Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity) derived from the sale of Ylopa’s interest in Sidor C.A. through its subsidiary Consorcio Siderurgia Amazonia S.L.U. The fair value of the Company’s share in the rights of this financial receivable at the date of transfer of rights was USD 1,020,384,464. The transfer –together with a cash payment of USD 147,486,145- was carried out by means of a capital reduction of USD 1,015,224,954 and a dividend

Notes to the Accounts (Contd.)

Note 2- Acquisition of business (Contd.)

declared on the same date for the amount of USD 152,645,655. In addition, on May 7, 2009, Ylopa declared and paid a cash dividend in the amount of USD 342,482,680. After recording these transactions, the book value of Ternium’s investment in Ylopa was reduced to USD 672,966,624. This amount exceeded the recoverable value of the investment by USD 597,762,103 and, accordingly, the Company booked an impairment loss for that amount at December 31, 2009. A summary of changes in the book value of the investment is included below, together with a detail of gains and losses derived from Ternium’s investment in Ylopa during the year ended December 31, 2009:

USD
Book value at 31-12-2008	1,688,191,578
Capital reduction	(1,015,224,954)
Impairment loss	(597,762,103)
Book value at 31-12-2009	75,204,521

Dividend Income	495,128,336
Impairment loss	(597,762,103)
Loss from investments in affiliated undertakings	(102,633,767)

On May 13, 2010, the Company booked an impairment of USD 68,839,634 on its investment in Ylopa, following the distribution of dividends of USD 56,359,017 and the reimbursement of the additional paid in capital of USD 2,146,614. As a result of this transaction, the investment of the Company in Ylopa was valued at USD 4,218,273.

On June 7, 2010, the Company decided a voluntary reduction of USD 40,047,345 in its investment in Ternium Internacional S.A., following the distribution of dividends of USD 163,000,000. As a result of this decision, the investment of the Company in Ternium Internacional S.A. was valued at USD 79,952,655.

On July 16, 2010, the Company made a cash contribution of USD 36,000 to its newly incorporated subsidiary Ternium Investments S.à.r.l.

On July 20, 2010 Ternium Procurement S.A. transferred to the Company its investment in Ternium Brasil S.A., in the proportion of Ternium Procurement S.A.’s share in the equity of Ternium Brasil S.A. As a result of this transaction, the Company incorporated a direct participation in Ternium Brasil of 95.00%, equivalent to USD 9,493,219.

On September 14, 2010, the Company made a cash contribution of USD 99,354 to its newly incorporated subsidiary Ternium Investments Switzerland AG.

On October 14, 2010, the Company made a cash contribution of USD 5,700,000 to its newly incorporated subsidiary Ternium Brasil S.A.

On December 2, 2010, the Company made an in-kind contribution to Ternium Investments Switzerland AG by the transfer of its ownership in Ternium International Inc., Ternium Internacional S.A., Ternium Treasury Services S.A. and Ternium Procurement S.A. (all of them representing a 100.00% equity interest in these companies)

Additionally, on December 6, 2010, the Company made an in-kind contribution to increase the issued share capital in Ternium Investments S.à.r.l. by a total subscription price of USD 9,933,183,074. The share capital was increased by USD 4,966,591,537, the share premium reserve was valued at USD 4,469,928,783 and the legal reserve was valued at USD 496,662,754. The in-kind contribution consisted mainly in the transfer of the Company’s ownership in Ternium Brasil S.A., Ternium Investments Switzerland AG, Ternium Investments S.A. and Ylopa (representing a 95.00%, 100.00%, 100.00% and 85.62% equity interest in these companies,

Notes to the Accounts (Contd.)

Note 2- Acquisition of business (Contd.)

respectively). Prior to this transfer, the investments in Ternium Investments Switzerland AG and in Ternium  Investments S.A. were revalued at fair market value, based in the valuation analysis prepared by an independent valuation specialist.

A summary of changes in the book value of the investment is included below, together with a detail of gains derived from this transfer of shares from Ternium to Ternium Investments S.à.r.l.:

	Book value before shares transfer USD	Transfer value USD	Gain (loss) on shares transfer USD
Ternium International Inc.	5,000,000
Ternium Internacional S.A.	79,952,655
Ternium Treasury Services S.A.	3,000,000
Ternium Procurement S.A.	4,147,658
Ternium Investments Switzerland AG Share capital prior to shares transfer	99,354
Ternium Investments Switzerland AG	92,199,667	910,545,108	818,345,441
Ternium Brasil S.A.	15,193,219	11,492,468	(3,700,751)
Ternium Investments S.A.	3,168,073,310	6,317,075,719	3,149,002,409
Ylopa - Servicos de Consultadoria Lda.	4,218,273	4,685,852	467,579
Total	3,279,684,469	7,243,799,147	3,964,114,678

In addition and to complete the total amount of the in-kind contribution, Ternium also transferred to Ternium Investments S.à.r.l. the following financial assets:

Transfer value USD
Financial Securities	1,577,600,119
Receivables with Consorcio Siderurgia Amazonia S.L.U.	220,320,838
Receivables with Ternium Internationaal B.V.	397,733,110
Receivables with Ternium Procurement S.A.	403,267,448
Receivables with Ternium Treasury Services B.V.	65,486,601
Cash	24,975,811
Total	2,689,383,927

Note 3 – Sidor Nationalization Process

On March 31, 2008, the Company, indirectly through its subsidiary Consorcio Siderurgia Amazonia, controlled approximately 59.7% of Sidor.

On May 11, 2008, the Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published.  The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital.

On May 7, 2009, the Company, through its subsidiary Consorcio Siderurgia Amazonia S.L., completed the transfer of its entire 59.7% interest in Sidor to CVG.  The Company agreed to receive an aggregate amount of USD 1,970,965,920 as compensation for its Sidor shares. According to Note 2, the then outstanding balance of the receivable was transferred to the Company on August 19, 2009.

Notes to the Accounts (Contd.)

Note 3 – Sidor Nationalization Process (contd.)

On December 6, 2010, the carrying amount of the Sidor financial asset was transferred to Ternium Investment S.à.r.l. as part of the in-kind contribution. The outstanding balance of the receivable at the date of transfer was USD 220,320,838. As of December 31, 2009, the outstanding receivable was USD 825,690,664.

For the years ended December 31, 2010 and 2009, the Company recorded gains in connection with this receivable in the amount of USD 51,714,357 and USD 51,095,365, respectively, included in “Interest income” in the profit and loss account.

Note 4 - Summary of significant accounting policies

4.1       Basis of preparation

The annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements and accounting standards on a basis consistent to that used in the previous year.

4.2       Foreign currency translation

Financial assets, current and non-current assets and debts denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction. Only realized exchange gains and losses and unrealized losses are accounted for in the profit and loss accounts.

4.3       Formation expenses

IPO expenses are amortized using the straight-line method over a period of 5 years. As of December 31, 2010, IPO expenses were fully amortized.

4.4       Financial assets

Shares in affiliated undertakings are stated at cost less accumulated impairment charges.

In case of other than temporary decline in the value of an investment, its carrying value is reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist. At December 31, 2009 an impairment provision over the investment in Ylopa was recorded for the amount of USD 597,762,103. Additionally, at December 31, 2010 an impairment loss over the investment in Ylopa was recorded for the amount of USD 68,839,634.

Loans to affiliated undertakings are stated at nominal value plus accrued interest at year end.

4.5       Receivables and payables

Receivables and payables are valued at their nominal value.

Notes to the Accounts (Contd.)

Note 5 – Formation expenses

	December 31, 2010	December 31, 2009
	USD	USD

Gross amount
- at the beginning of the year	24,327,477	24,327,477
- at the end of the year	24,327,477	24,327,477

Amortization
- at the beginning of the year	19,668,563	15,009,649

- charge for the year – IPO expenses	4,658,914	4,658,914

- at the end of the year	24,327,477	19,668,563

Net book value at the end of the year	-	4,658,914

Note 6 – Financial assets

Ternium’s investments in affiliated undertakings at December 31, 2010 were as follows:

Company	Country	% of beneficial ownership	Book value at 12.31.2009 USD	Net Additions/ (Decreases) USD	Book value at 12.31.2010 USD
Ylopa – Serviços de Consultadoria Lda.	Portugal	85.62%	75,204,521	(75,204,521)	-
Ternium Investments S.A. (formerly Dirken Company S.A.)	Uruguay	100.00%	3,168,073,310	(3,168,073,310)	-
Ternium Internacional S.A.	Uruguay	100.00%	120,000,000	(120,000,000)	-
Ternium Treasury Services S.A.	Uruguay	100.00%	3,000,000	(3,000,000)	-
Ternium International Inc.	Panamá	100.00%	5,000,000	(5,000,000)	-
Ternium Procurement S.A. (formerly Alvory S.A.)	Uruguay	100.00%	4,147,658	(4,147,658)	-
Ternium Investments S.à.r.l.	Luxembourg	100.00%	-	9,933,219,074	9,933,219,074
Shares in affiliated undertakings			3,375,425,489	6,557,793,585	9,933,219,074

Notes to the Accounts (Contd.)

Note 7 – Cash at banks, cash in hand and cash equivalents
	December 31, 2010 USD	December 31, 2009 USD
- with affiliated undertakings
T.T.S. - Time deposits denominated in USD	-	1,155,630,978
	-	1,155,630,978

- with third parties
Citibank, London – DDA account denominated in USD	-	53,899
Citibank, London – DDA account denominated in Euros	-	61,466
Investments in securities in USD	-	6,394
Petty Cash	3,157	3,015
	3,157	124,774

Total cash at banks, cash in hand and cash equivalents	3,157	1,155,755,752

Notes to the Accounts (Contd.)

Note 8 - Shareholders’ equity

	Share Capital	Legal Reserve	Distributable Reserves	Non-distributable Reserves	Retained earnings	Profit for the year	Shareholders' Equity
	USD
Balance at the beginning of the year	2,004,743,442	200,474,346	201,674,465	1,414,121,505	1,457,281,246	78,097,648	5,356,392,652
Allocation of previous year results (1)					78,097,648	(78,097,648)	-
Payment of dividends (1)			(100,237,172)				(100,237,172)
Profit for the year						4,666,554,770	4,666,554,770
Balance at the end of the year	2,004,743,442	200,474,346	101,437,293	1,414,121,505	1,535,378,894	4,666,554,770	9,922,710,250

(1)   As approved by the Annual General Meeting of Shareholders held on June 2, 2010.

The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2010 was 2,004,743,442 shares with a par value of USD 1 per share.

Notes to the Accounts (Contd.)

Note 9 - Restrictions on the distribution of profits

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2010, this reserve reached the above-mentioned threshold. The legal reserve is not available for distribution to shareholders.

Note 10 - Amounts owed to affiliated undertakings
	December 31, 2010 USD	December 31, 2009 USD
Current
Siderar S.A.I.C.	975,694	977,081
Ternium Treasury Services B.V.	756	-
Ternium Treasury Services S.A. – Argentine branch	690,628	-
Ternium Investments S.à.r.l.	1,159,099	-
Total	2,826,177	977,081

Note 11 – Taxes

The Company recorded a USD 223,657 charge in this connection during the year ended December 31, 2010.

Note 12 – Administrative and general expenses
	December 31, 2010 USD	December 31, 2009 USD
Services and fees	18,512,174	13,502,613
Other expenses	1,897,448	1,664,315
Total	20,409,622	15,166,928

Note 13 – Interest income
Interest income generated by:	December 31, 2010 USD	December 31, 2009 USD
Receivable with CVG	51,714,357	51,095,365
Financial investment with Ternium Treasury Services B.V.	931,473	13,467
Financial investment with Ternium Treasury Services S.A.	2,445,270	2,511,768
Financial investment with Ternium Procurement S.A.	4,585,637	-
Financial investment with Ternium Internationaal B.V.	2,313,959	-
Financial investment with third parties	2,172,827	-
Total	64,163,523	53,620,600

Notes to the Accounts (Contd.)

Note 14 – Dividends income
	December 31, 2010 USD	December 31, 2009 USD
Ternium International Inc. (Panama)	390,000,000	-
Ternium Internacional S.A. (Uruguay)	163,000,000	80,000,000
Ylopa - Servicos de Consultadoria Lda. (Portugal)	56,359,037	495,128,336
Ternium Investments S.A. (ex Dirken Company S.A.) (Uruguay)	42,500,000	-
Ternium Treasury Services S.A. (Uruguay)	15,000,000	8,500,000
Ternium Procurement S.A. (Uruguay)	64,743,219	60,000,000
Total	731,602,256	643,628,336

Note 15 – Parent Company

At December 31, 2010, Techint Holdings S.à.r.l. (formerly known as III Industrial Investments Inc.), a Cayman Islands company (“Techint”) owned 60.64% of the Company’s share capital and Tenaris held 11.46%, of the Company’s share capital. As of December 31, 2010, each  of Techint and Tenaris were controlled by San Faustin N.V., a Netherland Antilles company (“San Faustin”); Rocca & Partners S.A. (“R&P”) controlled a significant portion of the voting power of San Faustin and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin, such as the election of directors, the approval of certain corporate transactions and other matters concerning its policies; and there were no controlling shareholders for R&P.

Prior to the date of issuance of these financial statements, the Company was informed by Techint that there had been a reorganization in the chain of ownership of the Company pursuant to which the Company’s direct and indirect controlling shareholders had been redomiciled to Europe. The Company was further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:

•   Techint transferred its domicile from the Cayman Islands to Luxembourg;

•   San Faustin also transferred its domicile from Curacao to Luxembourg and changed its name to “San Faustin S.A.” and

•   In connection with the redomiciliation of San Faustin into Luxembourg, R&P organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Note 16 – Subsequent Events – Repurchase of shares from Usiminas concurrently with secondary public offering

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and Techint. The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with its repurchase of shares from Usiminas, Ternium collected a USD 10.2 million fee and was reimbursed of all expenses relating to the offering and concurrent purchase. As a result of this transaction, Ternium is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds 11.46% of the Company’s share capital. In addition, the two members of Ternium’s board of directors nominated by Usiminas resigned from the Ternium board.

Pablo Brizzio

Chief Financial Officer

. Ternium S.A.

Annual General Shareholders’ Meeting:

1.  Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

2.  Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2010.

3.  Allocation of results and approval of dividend payment.

4.  Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2010.

5.  Election of the members of the Board of Directors.

6.  Compensation of the members of the Board of Directors.

7.  Appointment of the independent auditors for the fiscal year ending December 31, 2011 and approval of their fees.

8.  Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

9. Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Extraordinary General Shareholders’ Meeting:

1.  Adaptation of the Company's Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the holding company status thereunder by:

(i)      the amendment of article 1 of the Company's Articles of Association to read in its entirely as follows: "TERNIUM S.A. is a société anonyme governed by these Articles of Association and by the applicable laws and regulations of the Grand Duchy of Luxembourg"; and

(ii)     the amendment to article 2 of the Company's Articles of Association by replacing its last paragraph with the following: "In general, the Company may carry out any permitted activities which it may deem appropriate or necessary for the accomplishment of its corporate object".

2.  Change of the date of the Annual General Meeting of Shareholders so that it be held on the first Wednesday of May of each year at 2:30 p.m., and consequential amendment to article 15 of the Company's Articles of Association by replacing its first paragraph with the following: "The annual General Shareholders' Meeting shall meet each year in the city of Luxembourg at the place indicated in the notices of meeting on the first Wednesday of May at 2:30 p.m. (Luxembourg time). If such day falls on a legal or banking holiday in Luxembourg, the General Shareholders' Meeting shall be held on the first business day thereafter".

▲   FOLD AND DETACH HERE   ▲

Please mark your votes as indicated in this example	X

Annual General Shareholders' Meeting				Extraordinary General Shareholders' Meeting

	FOR AGAINST ABSTAIN		FOR AGAINST ABSTAIN		FOR AGAINST ABSTAIN
1.	0 0 0	6.	0 0 0	1.	0 0 0
2.	0 0 0	7.	0 0 0	2.	0 0 0
3.	0 0 0	8.	0 0 0
4.	0 0 0	9.	0 0 0
5.	0 0 0

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NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
Signature	Signature	Date

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 11230

NEW YORK, N.Y. 10203-0230

TERNIUM S.A.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 p.m. New York Time on May 26, 2011)

The undersigned, Owner of one or more American Depositary Receipts (“ADRs”) of TERNIUM S.A., (the “Company”), hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited securities represented by the American Depositary Shares evidenced by such Receipt of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 29, 2011, at the Annual General Shareholders’ Meeting of the Company to be held on June 1, 2011, at 2:30 p.m. (Luxembourg Time) and at the Extraordinary General Shareholders' Meeting which will be held immediately after the adjournment of the Annual General Meeting, both meetings will be held at 29, Avenue de la Porte-Neuve, L-2227 Luxembourg, and at any adjournment or postponement thereof, as specified on the reverse side.  If no instruction is received, a discretionary proxy will be given to a person designated by the Company to vote such Deposited Securities.

NOTES:

1. Please direct the Depositary how to vote by placing an X in the appropriate box opposite the resolutions

BNY MELLON SHAREOWNER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249 (Continued and to be marked, dated and signed, on the other side)
Address Change/Comments (Mark the corresponding box on the reverse side)